Exhibit 2.1
Execution Copy
PURCHASE AGREEMENT
by and between
k1 VENTURES LIMITED,
K-1 HGC INVESTMENT, L.L.C.
and
MACQUARIE INVESTMENT HOLDINGS INC.
Dated as of August 2, 2005

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1
1.1	Definitions	1
1.2	Certain Interpretive Matters	15

ARTICLE II PURCHASE AND SALE		16
2.1	Purchase of Membership Interest	16

ARTICLE III THE CLOSING		16
3.1	Closing	16
3.2	Closing Payment	16
3.3	Adjustment to Base Purchase Price.	17
3.4	Sale Option of Seller	18
3.5	Deliveries by Seller	18
3.6	Deliveries by Buyer	19

ARTICLE IV REPRESENTATIONS, WARRANTIES AND DISCLAIMERS OF SELLER IF THE SALE OPTION IS NOT EXERCISED		20
4.1	Formation; Qualification.	20
4.2	Authority; Title to HGC Investment Membership Interest.	21
4.3	Consents and Approvals; No Violation.	21
4.4	Insurance	22
4.5	Real Property Leases	22
4.6	Environmental Matters	22
4.7	Labor Matters	23
4.8	Benefit Plans; ERISA.	23
4.9	Real Property	25
4.10	Condemnation	25
4.11	Material Agreements.	25
4.12	Legal Proceedings	26
4.13	Permits	26
4.14	Taxes.	26
4.15	Intellectual Property	28
4.16	Capital Expenditures	28
4.17	Compliance With Laws	28
4.18	Title	28
4.19	DISCLAIMERS	28
4.20	Financial Statements.	28
4.21	Sufficiency of Assets	29
4.22	Easements	29
4.23	Tangible Personal Property	29
4.24	Regulatory Matters	29
4.25	Special Representations With Respect to HGC Investment	29

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ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		30
5.1	Organization	30
5.2	Authority	30
5.3	Consents and Approvals; No Violation.	30
5.4	Availability of Funds	31
5.5	Legal Proceedings	31
5.6	No Knowledge of Seller's Breach	31
5.7	Inspections	31

ARTICLE VI COVENANTS OF THE PARTIES		32
6.1	Conduct of Business	32
6.2	Continued Diligence By Buyer; Access to Information.	34
6.3	Additional Inspections and Information.	35
6.4	Confidentiality.	36
6.5	Public Statements	37
6.6	Expenses	38
6.7	Further Assurances	38
6.8	Consents and Approvals.	38
6.9	Fees and Commissions	39
6.10	Tax Matters	39
6.11	Advice of Changes	42
6.12	Buyer's Election With Respect to Certain Indebtedness	42
6.13	Placement of Indebtedness of HGC Holdings and the Company	42
6.14	Acquisition of Remaining Membership Interests in HGC Holdings	42
6.15	Transition Arrangements	42
6.16	Certain Transactions	42
6.17	Non-Competition, Non-Solicitation	43
6.18	Transfer of HGC Investment Portfolio Securities	43
6.19	Tax Matters Upon Exercise of Sale Option	44
6.20	Earnest Money Deposit	46
6.21	Cooperation	46

ARTICLE VII CONDITIONS		47
7.1	Conditions to Obligations of Buyer	47
7.2	Conditions to Obligations of Seller	48

ARTICLE VIII POST-CLOSING INDEMNIFICATION		49
8.1	Indemnification of Seller by Buyer	49
8.2	Indemnification of Buyer by Seller or HGC Investment	49
8.3	Certain Limitations on Indemnification.	50
8.4	Defense of Claims.	52

ARTICLE IX TERMINATION		54
9.1	Special Termination Right	54
9.2	General Termination Rights.	54
9.3	Liquidated Damages.	56
9.4	Procedure and Effect of Termination	57

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ARTICLE X REPRESENTATIONS AND WARRANTIES OF SELLER AND HGC INVESTMENT UPON EXERCISE OF SALE OPTION		57
10.1	Formation; Qualification.	58
10.2	Authority; Title to HGC Investment Membership Interest.	58
10.3	Consents and Approvals; No Violation.	58
10.4	Insurance	59
10.5	Real Property Leases	59
10.6	Environmental Matters	59
10.7	Labor Matters	60
10.8	Benefit Plans; ERISA.	61
10.9	Real Property	62
10.10	Condemnation	62
10.11	Material Agreements.	62
10.12	Legal Proceedings	63
10.13	Permits	63
10.14	Taxes.	63
10.15	Intellectual Property	65
10.16	Capital Expenditures	65
10.17	Compliance With Laws	65
10.18	Title	65
10.19	DISCLAIMERS	65
10.20	Financial Statements.	66
10.21	Sufficiency of Assets	66
10.22	Easements	66
10.23	Tangible Personal Property	66
10.24	Regulatory Matters	66

ARTICLE XI MISCELLANEOUS		66
11.1	Amendment and Modification	66
11.2	Waiver of Compliance; Consents	67
11.3	Notices	67
11.4	Assignment	68
11.5	Governing Law	68
11.6	Counterparts	69
11.7	Interpretation	69
11.8	Schedules and Exhibits	69
11.9	Entire Agreement	69
11.10	U.S. Dollars	69
11.11	Construction of Agreement	69
11.12	Severability	70
11.13	Third Party Beneficiary	70
11.14	Disclosure Schedules and Related Disclosure Matters	70
11.15	Guaranty by Seller	70

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PURCHASE AGREEMENT
     PURCHASE AGREEMENT, dated as of August 2, 2005, by and among k1 VENTURES LIMITED, a company formed under the laws of Singapore (“Seller”), K-1 HGC Investment, L.L.C., a Delaware limited liability company (“HGC Investment”), and MACQUARIE INVESTMENT HOLDINGS INC., a Delaware corporation (“Buyer”). Seller, HGC Investment and Buyer are referred to, individually, as a “Party” and, together, as the “Parties”.
WITNESSETH
     WHEREAS, Seller owns 100% of the interests in HGC Investment; and
     WHEREAS, HGC Investment is a member of and owns a 99.9% non-managing membership interest in, HGC Holdings, L.L.C., a Hawaii limited liability company (“HGC Holdings”) and has the right to acquire the remaining membership interest in HGC Holdings; and
     WHEREAS, HGC Holdings is the sole member of The Gas Company, L.L.C., a Hawaii limited liability company (the “Company” and collectively with HGC Investment and HGC Holdings, the “Seller Subsidiaries”), which, in turn owns and operates a gas distribution business and a propane sales and distribution business in the State of Hawaii; and
     WHEREAS, Buyer desires to purchase, and Seller desires to sell, its membership interest in HGC Investment (or under certain circumstances, HGC Investment will instead sell 100% of the membership interests of HGC Holdings) upon the terms and subject to the conditions hereinafter set forth in this Agreement; and
     WHEREAS, Seller has agreed to guarantee certain obligations of HGC Investment under this Agreement as provided in Section 11.15 hereof;
     NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
DEFINITIONS
     1.1 Definitions. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.
     “Acceptance Time” shall have the meaning set forth in Section 9.1.
     “Affiliate” of any Person means a Person that directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified, and with respect to Seller, shall include HGC Investment, HGC Holdings and the Company.

     “Agreement” means this Purchase Agreement together with the Schedules and Exhibits attached hereto, as the same may be from time to time amended.
     “Applicable Financial Statements” has the meaning set forth in Section 6.10(c).
     “Assets” means all the assets, real, personal or mixed, tangible or intangible, used or held for use in or in connection with, or otherwise necessary for, the conduct of the Business, each as in existence on the Closing Date.
     “Audit Completion Date” means the date forty-five (45) days after the HGC Holdings has closed its books for the twelve month period ended June 30, 2006.
     “Balance Sheet” has the meaning set forth in Section 4.20(a) or Section 10.20(a), whichever is applicable.
     “Base Purchase Price” means $243,000,000.
     “Benefit Plans” means each deferred compensation plan and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of Section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of Section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by HGC Holdings or the Company or by any ERISA Affiliate of either of them, or which is maintained for employees of HGC Holdings or the Company or in which such employees participate.
     “Bill of Sale” means the Bill of Sale, substantially in the form of Exhibit A attached hereto.
     “Business” — means the businesses of HGC Holdings and the Company, including:
     (a) the regulated utility business of manufacturing, selling and distributing synthetic natural gas on the island of Oahu, Hawaii, and of propane gas within the State of Hawaii;
     (b) the non-utility business of purchasing, marketing and selling propane gas within the State of Hawaii;
     (c) the appliance repair and service business and propane vehicle conversion business conducted within the State of Hawaii; and
     (d) the provision of related services and products and the engagement in related activities within the State of Hawaii.

     “Business Day” means any day other than Saturday, Sunday and any day which is a day on which banking institutions in the States of Hawaii or New York are authorized by law or other governmental action to remain closed.
     “Buyer” has the meaning set forth in the Preamble.
     “Buyer Contest” has the meaning set forth in Section 6.10(f).
     “Buyer Indemnifiable Loss” has the meaning set forth in Section 8.2.
     “Buyer Indemnitee” has the meaning set forth in Section 8.2.
     “Buyer Material Adverse Effect” means a Material Adverse Effect with respect to Buyer.
     “Buyer Required Regulatory Approvals” means the Required Regulatory Approvals set forth in Schedule 5.3(b).
     “CBA” means the Hawaii Teamsters and Allied Workers Union collective bargaining agreement with the Company.
     “CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. Section 9601 et seq., as amended.
     “Capital Expenditures” means capital additions to or replacements of property, plants and equipment relating to the Business and other expenditures or repairs on property, plants and equipment relating to the Business that are customarily capitalized by the Company in accordance with GAAP and its normal accounting policies.
     “Capital Expenditures Schedule” has the meaning set forth in Section 4.16 or Section 10.16, whichever is applicable.
     “Classified Plan” means the Pension Plan for Classified Employees of Gasco, Inc.
     “Closing” has the meaning set forth in Section 3.1.
     “Closing Date” means (i) the later of (y) one minute after 11:59 p.m. on the date which is five (5) Business Days following the date on which the last of the conditions precedent to the Closing set forth in Article VII of this Agreement has been either satisfied or waived by the Party for whose benefit such conditions precedent exist and (z) the Audit Completion Date, or (ii) such other date as the Parties may mutually agree.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Commercially Reasonable Efforts” means efforts by a Party which are reasonably within the contemplation of the Parties at the time of executing this Agreement and which do not require the performing Party to expend any funds other than expenditures which are customary and reasonable in transactions of the kind and nature contemplated by this Agreement in order for the performing Party to satisfy its obligations hereunder.

     “Company” has the meaning set forth in the recitals.
     “Company Material Adverse Effect” means any occurrence or occurrences or condition or conditions that have or would reasonably be expected to have an aggregate adverse economic impact, taking into account all relevant considerations, in an amount in excess of $15,000,000 on the consolidated operations, businesses, expected capital expenditures, obligations, financial condition or results of operations of HGC Holdings and the Company, taken as a whole, or if the financial impact of any such occurrence or occurrences or condition or conditions is not readily ascertainable, have, or would reasonably be expected to have when considered with all other occurrences or conditions taken into account for purposes of this definition, an impact of similar magnitude on the consolidated operations, businesses, expected capital expenditures, obligations, financial condition or results of operations of HGC Holdings and the Company, taken as a whole, in any case, other than any occurrence or condition (a) arising from business, economic or financial market conditions, considered generally, (b) arising from the conditions in the gas utility industry, considered generally and not specifically as to the Business, (c) which is remedied, cured or otherwise reversed (including by the payment of money or application of insurance proceeds) before the Termination Date, or (d) arising from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; it being understood that the occurrences and/or conditions which could, depending on the nature and extent thereof, be deemed to result in a Company Material Adverse Effect shall include, without limitation, the terms or conditions of a Final Order with respect to any Required Regulatory Approval, considered individually or together with any other such Final Order(s) with respect to any other Required Regulatory Approval(s), other than Regulatory Exceptions, and facts or circumstances related to the Business which come to the attention of Buyer between the date of this Agreement and the date of determination thereof pursuant to this Agreement, whether as a result of Buyer’s Inspection or its examination of information relating to the Business, as contemplated by Sections 6.2 or 6.3 or otherwise.
     “Consolidated Working Capital” means:
          (i) cash and short-term investments of HGC Holdings or the Company as of the day immediately preceding the Closing Date;
          (ii) plus (x) if the Sale Option is not exercised, the K-1 Receivable provided that the K-1 Receivable is paid in full at Closing, and (y) the aggregate amount of all accounts receivable and earned but unbilled revenues (but excluding any other amounts that are due from any Affiliates of Seller) attributable to HGC Holdings or the Company as of the day immediately preceding the Closing Date, net of HGC Holdings’ and the Company’s reserve for allowance for bad debt (as reflected in HGC Holdings or the Company’s written policy for allowance for bad debt as of such date);
          (iii) minus all accounts payable, accrued taxes, other current and accrued liabilities and the financial cost of the accrued vacation time of HGC Holdings’ or the Company’s employees, as of the day immediately preceding the Closing Date;

          (iv) minus the aggregate amount of customer deposits (including interest accrued on customer deposits) of HGC Holdings or the Company as of the day immediately preceding the Closing Date;
          (v) plus the aggregate amount of Inventories (exclusive of spare parts and net of fifty (50) percent of the aggregate amount of the consumable supplies included in Inventories other than fuel supplies) recorded on HGC Holdings’ or the Company’s books and records in accordance with HGC Holdings’ or the Company’s historic practice as of the day immediately preceding the Closing Date;
          (vi) if the Proration Amount is positive, plus the Proration Amount, and if the Proration Amount is negative, minus the absolute value of the Proration Amount; and
          (vii) plus or minus, as appropriate, the amount by which (A) the aggregate amount of all (i) Capital Expenditures made by HGC Holdings or the Company between the date of this Agreement and the latest month-end arising prior to the Closing Date (including expenditures made during such period and recorded in the construction work in progress account of HGC Holdings or the Company as of the day immediately preceding the Closing Date and relating to such Capital Expenditures), (ii) without duplication, expenditures made during such period to purchase materials, supplies and other capital items that are dedicated to, but as of Closing have not been used in, the construction or improvement of the property, plant or equipment and relating to such Capital Expenditures and (iii) without duplication, other expenditures made during such period and recorded as an asset of HGC Holdings or the Company as of the day immediately preceding the Closing Date and relating to such Capital Expenditures, is greater than (resulting in an increase to the Consolidated Working Capital) or is less than (resulting in a decrease to the Consolidated Working Capital) (B) the amount of depreciation booked by HGC Holdings or the Company in accordance with GAAP as historically applied by HGC Holdings and the Company with respect to the Assets during such period (pro-rated as appropriate); provided, that for purposes of such adjustment, the following Capital Expenditures and related expenditures and related depreciation shall be disregarded: (x) expenditures in excess of $500,000 in the aggregate that are not included in the Capital Expenditure Schedule and are not otherwise approved in writing by Buyer; (y) expenditures incurred to repair or replace Assets that are affected by any casualty loss or damage; and (z) the amount of depreciation otherwise included in subclause (B) above that relates to any depreciable Assets resulting from the expenditures described in subclause (x) above or, with respect to the Assets described in clause (y) above, to the extent such depreciation exceeds the amount of depreciation that otherwise would have been incurred on the lost or damaged Assets described in subclause (y) above had they not been lost or damaged.
     “Constituting Documents” of a Person means the articles of incorporation, bylaws, limited liability company agreement, operating agreement, partnership agreement or other documents and agreements of such Person pursuant to which such Person has been formed or which provide for the governance of such Person.
     “Debt” means all indebtedness for borrowed money having a final maturity of more than one year from the date of origin thereof, provided that any indebtedness which when issued constitutes a current liability shall not be included as Debt.

     “Deductible” has the meaning set forth in Section 8.3(c).
     “Direct Claim” has the meaning set forth in Section 8.4(c).
     “Earnest Money Deposit” has the meaning set forth in Section 6.20.
     “Easements” means all easements, rights of way, permits, licenses, prescriptive rights and other ways of necessity and other similar real property grants, whether or not of record, relating to real property.
     “Encumbrances” means any mortgages, pledges, liens, security interests, conditional and installment sale agreements, activity and use limitations, conservation easements, deed restrictions, encumbrances and charges of any kind.
     “Environmental Claim” means any and all pending and/or threatened administrative, regulatory or judicial actions, suits, orders, claims, demands, liens, notices, notices of violations, investigations, complaints, requests for information, proceedings or other written communication, whether criminal or civil, pursuant to or relating to any applicable Environmental Law or pursuant to a common law theory, by any Person (including, but not limited to, any Governmental Authority, private person and citizens’ group) based upon, alleging, asserting or claiming any actual or potential (a) violation of, or liability under any Environmental Law, (b) violation of any Environmental Permit or (c) liability for investigatory costs, cleanup costs, removal costs, remedial costs, response costs, natural resource damages, property damage, personal injury, fines or penalties arising out of, based on, resulting from, or related to any Environmental Condition or any Release or threatened Release into the environment of any Regulated Substances at any location related to the Assets, including, but not limited to, any Off-Site Location to which Regulated Substances, or materials containing Regulated Substances, were transported for handling, storage, treatment or disposal.
     “Environmental Condition” means the presence or Release of a Regulated Substance (other than a naturally-occurring substance) on or in environmental media, or structures on Real Property, at an Off-Site Location or other property (including the presence in surface water, groundwater, soils or subsurface strata, or air), including the subsequent migration of any such Regulated Substance, regardless of when such presence or Release occurred or is discovered.
     “Environmental Confidentiality Agreement” has the meaning set forth in Section 6.3(c).
     “Environmental Data” has the meaning set forth in Section 6.3(c).
     “Environmental Laws” means all federal, state, local, provincial, foreign and international civil and criminal laws, regulations, rules, ordinances, codes, decrees, judgments, directives, or judicial or administrative orders, and any judicial or administrative interpretations thereof, relating to pollution or the regulation and protection of the environment, natural resources or human health and safety, including, without limitation, laws relating to Releases or threatened Releases of Regulated Substances (including, without limitation, Releases to ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, Release, transport, disposal or handling of Regulated Substances. “Environmental Laws” include: (a) with respect to federal law,

CERCLA, the Hazardous Materials Transportation Act (49 U.S.C. §§ 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), the Safe Drinking Water Act (42 U.S.C. §§ 300f et seq.), the Surface Mining Conservation and Reclamation Act (30 U.S.C. §§ 1251 et seq.), and regulations adopted pursuant thereto, and counterpart state and local laws, regulations adopted pursuant thereto; and (b) with respect to Hawaii law, laws comparable to such federal statutes and regulations adopted pursuant thereto.
     “Environmental Permits” means any permits, registrations, certificates, certifications, licenses and authorizations, consents and approvals of Governmental Authorities issued under Environmental Laws held by HGC Holdings or the Company.
     “Environmental Reports” has the meaning set forth in Section 4.6 or Section 10.6, whichever is applicable.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means a trade or business, whether or not incorporated, that together with a Party would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.
     “Estimated Adjustment” has the meaning set forth in Section 3.3(b).
     “Estimated Closing Statement” has the meaning set forth in Section 3.3(b).
     “Final Order” means an action by the relevant Governmental Authority that has not been reversed, stayed, enjoined, set aside, annulled or suspended and/or with respect to which any waiting period prescribed by law before the transactions contemplated hereby may be consummated has expired and the time period permitted by statute or regulation for filing any request for a stay, petition for rehearing, reconsideration or application for review of the action or for filing a court appeal has passed.
     “Financial Statements” has the meaning set forth in Section 4.20(a) or Section 10.20(a), whichever is applicable.
     “FIRPTA Affidavit” means the Foreign Investment in Real Property Tax Act Certification and Affidavit, including any supplemental statements, made in accordance with Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3).
     “Form 8-K” shall have the meaning set forth in Section 6.5.
     “GAAP” means U.S. generally accepted accounting principles.
     “Gas Franchise Act” means The Gas Franchise Act (Act 262, Session Laws of Hawaii 1967), as amended.

     “Good Utility Practices” means those practices, methods, standards, guides, or acts, as applicable, that (a) are generally accepted in the region during the relevant time period for use in the gas, transmission and distribution industry, (b) are commonly used in prudent gas, transmission and distribution engineering, construction, project management and operations and (c) would be expected if the Business is to be conducted at a reasonable cost in a manner consistent with laws, rules and regulations applicable to the Business and the objectives of reliability, safety, environmental protection, economy and expediency. Good Utility Practice is intended to be acceptable practices, methods, or acts generally accepted in the region, and is not intended to be limited to the optimum practices, methods, or acts to the exclusion of all others.
     “Governmental Authority” means any foreign, federal, state, local or other governmental, regulatory or administrative agency, court, commission, department, board, or other governmental subdivision, legislature, rulemaking board, court, tribunal, arbitrating body or other governmental authority.
     “HGC Holdings” has the meaning set forth in the Recitals.
     “HGC Holdings Membership Interest” means 100% of the membership interests of HGC Holdings.
     “HGC Investment” has the meaning set forth in the Preamble.
     “HGC Investment Financial Statements” has the meaning set forth in Section 4.25(b).
     “HGC Investment Membership Interest” means 100% of the membership interests of HGC Investment.
     “HPUC” means the Public Utilities Commission of the State of Hawaii.
     “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
     “Income Tax” means any federal, state, local or foreign Tax (a) based upon, measured by or calculated with respect to gross or net income, profits or receipts (including, without limitation, capital gains Taxes and minimum Taxes) or (b) based upon, measured by or calculated with respect to multiple bases (including, without limitation, corporate franchise taxes) if one or more of the bases on which such Tax may be based, measured by or calculated with respect to, is described in clause (a), in each case together with any interest, penalties, or additions to such Tax.
     “Indemnifying Party” means a Party obligated to provide indemnification under this Agreement.
     “Indemnitee” means a Person entitled to receive indemnification under this Agreement.
     “Independent Accounting Firm” means such independent accounting firm of national reputation as is mutually appointed by the Buyer and Seller.

     “Inspection” means all tests, reviews, examinations, inspections, investigations, interviews, verifications, samplings and similar activities conducted by Buyer or its Representatives prior to the Closing with respect to the Business.
     “Intellectual Property” means patents and patent rights, trademarks and trademark rights, service marks and rights to service marks, inventions, copyrights and copyright rights and all pending applications for registrations of patents, trademarks and copyrights.
     “Inventories” means materials, spare parts, consumable supplies, fuel supplies and chemical inventory of HGC Holdings and the Company.
     “K-1 Receivable” means in the event the Sale Option is not exercised, the note receivable of HGC Investment in the amount of $10,500,000 for amounts owed by Focus Up Holdings, Ltd.
     “Knowledge” means the actual knowledge, as of the date hereof or, with respect to any certificate delivered pursuant to this Agreement, the date of delivery of such certificate, in the case of Seller, of the Persons identified on Schedule 1.1(a), and, in the case of Buyer, of the Persons identified on Schedule 1.1(b), and the successors to each such Person’s employment responsibilities.
     “Loss” means any claim, demand, suit, proceeding, investigation by a Governmental Authority, loss, liability, fine, levy, damage, obligation, payment, cost or expense (including, without limitation, the cost and expense of any action, suit, proceeding, assessment, judgment, settlement or compromise relating thereto and reasonable attorneys’ fees and reasonable disbursements in connection therewith).
     “Material Adverse Effect” means any occurrence or condition that is or would reasonably be expected to be materially adverse to the operations, business, properties, financial condition or results of operations of any Person (including its Affiliates, taken as a whole) or on the ability of such Person to perform in all material respects its obligations under this Agreement.
     “Material Contract” has the meaning set forth in Section 4.11(a) or Section 10.11(a), whichever is applicable.
     “Non-Compete Period” has the meaning set forth in Section 6.17(a).
     “Off-Site Location” means any real property or location other than the Real Property.
     “Order” means any award, decision, injunction, judgment, order, consent order, writ, decree, consent decree, ruling, subpoena or verdict entered, issued, made or rendered by any court, administrative agency, other Governmental Authority, or by an arbitrator, each of which possesses competent jurisdiction.
     “Party” has the meaning set forth in the Preamble.
     “Permitted Encumbrances” means any of the following:

     (a) mechanics’, carriers’, workers’ and other similar liens arising in the ordinary course of business for charges that are not delinquent or that are being contested in good faith and have not proceeded to judgment;
     (b) liens for current Taxes and assessments not yet due and payable;
     (c) with respect to the Real Property, usual and customary nonmonetary Encumbrances, covenants, Easements, restrictions and other title matters (whether or not recorded) that do not and are not reasonably likely to interfere materially with the operation of that portion of the Business conducted on such Real Property or the Business as a whole;
     (d) all applicable zoning ordinances and land use restrictions in effect as of the date of this Agreement and all changes to or new adoptions of zoning ordinances and land use restrictions prior to the Closing Date that do not and are not reasonably likely to interfere materially with the operation of that portion of the Business conducted on such Real Property or the Business as a whole;
     (e) with respect to any asset which consists of a leasehold or other possessory interests in real property, all Encumbrances, covenants, Easements, restrictions and other title matters (whether or not recorded) to which the underlying fee estate in such real property is subject that do not and are not reasonably likely to interfere materially with the operation of that portion of the Business currently conducted on such property or the Business as a whole;
     (f) prior to the time such indebtedness is required to be repaid pursuant to Section 6.1(c), any liens, security interests or other Encumbrances securing indebtedness described on Schedule 6.12;
     (g) liens, security interests and Encumbrances securing indebtedness described on Schedule 6.13; and
     (h) any other Encumbrances, obligations, defects or irregularities of any kind whatsoever affecting title to the Assets that will be terminated, released or waived on or before the Closing Date or that are not, individually or in the aggregate, reasonably likely to interfere materially with the present use of the Assets or to interfere materially with the operation of the Business as a whole.
     “Permits” means any permits, licenses, registrations, certificates, franchises and other authorizations, consents and approvals of Governmental Authorities held by Seller with respect to the Business or the assets of HGC Holdings or the Company.
     “Person” means any individual, partnership, limited liability company, joint venture, corporation, trust, unincorporated organization or governmental entity or any department or agency thereof.
     “Post-Closing Adjustment” has the meaning set forth in Section 3.3(d).

     “Post-Closing Tax Period” has the meaning set forth in Section 6.10(c).
     “Proposed Post-Closing Adjustment” has the meaning set forth in Section 3.3(c).
     “Proprietary Information” of a Party means all information about the Party or its Affiliates, including their respective properties or operations, furnished to the other Party or its Representatives by the Party or its Representatives, before or after the date hereof, regardless of the manner or medium in which it is furnished and all analyses, reports, tests or other information created or prepared by, or on behalf of, a Party during the performance of “Phase I” or “Phase II” environmental site assessments. Proprietary Information does not include information that: (a) is or becomes generally available to the public, other than as a result of a disclosure by the other Party or its Representatives, (b) was available to the other Party on a nonconfidential basis prior to its disclosure by the Party or its Representatives, (c) becomes available to the other Party on a nonconfidential basis from a person, other than the Party or its Representatives, who is not otherwise bound by a confidentiality agreement with the Party or its Representatives, or is not otherwise under any obligation to the Party or any of its Representatives not to transmit the information to the other Party or its Representatives or (d) is independently developed by the other Party.
     “Proration Amount” means a net amount determined by prorating the following items (to the extent not otherwise taken into account in clauses (i) through (v) and clause (vii) of the definition of Consolidated Working Capital) as of the Closing Date, with payments made by HGC Holdings or the Company prior to the Closing Date in respect to periods after the Closing Date being additions and obligations outstanding on the Closing Date in respect of periods prior to the Closing Date being subtractions:
     (a) personal property, real estate and occupancy Taxes, assessments and other charges, if any, on or with respect to the Business or HGC Holdings and the Company;
     (b) rent, Taxes (other than Income Taxes) and all other items (including prepaid services or goods not included in Inventories) payable by or to HGC Holdings or the Company under any of the contracts of HGC Holdings or the Company to the extent not included in the account payables and other accrued Taxes of the Business outstanding as of the day immediately preceding the Closing Date;
     (c) any permit, license, registration, compliance assurance fees or other fees with respect to any Permit or other Asset of the Business;
     (d) sewer rents and charges for water, telephone, electricity and other utilities with respect to the Business;
     (e) rent and Taxes payable by or to HGC Holdings or the Company under the Real Property Leases to the extent not included in the account payables and other accrued Taxes of the Business outstanding as of the day immediately preceding the Closing Date;
     (f) deposits made by HGC Holdings or the Company;

     (g) prepaid expenses paid by HGC Holdings or the Company and prepaid employee benefits with respect to the Company’s employees; and
     (h) deferred fuel costs of HGC Holdings or the Company.
     “PUHCA” means the Public Utility Holding Company Act of 1935, as amended.
     “Purchase Price” has the meaning set forth in Section 3.2.
     “Real Property” has the meaning set forth in Section 4.9 or Section 10.9, whichever is applicable. Any reference to the Real Property includes, by definition, HGC Holdings’ and the Company’s right, title and interest in and to the surface and subsurface elements, including the soils and groundwater present at the Real Property, and any reference to items “at the Real Property” includes all items “at, on, in, upon, over, across, under and within” the Real Property.
     “Real Property Leases” has the meaning set forth in Section 4.5 or Section 10.5, whichever is applicable.
     “Recovery Costs” has the meaning set forth in Section 8.4(d).
     “Regulated Business” means that portion of the Business that is subject to regulation by the HPUC.
     “Regulated Substances” means (a) any petrochemical or petroleum products, oil or coal ash, radioactive materials, radon gas, asbestos in any form that is or could become friable, urea formaldehyde foam insulation and dielectric fluid containing polychlorinated biphenyls, (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “hazardous constituents,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants,” “pollutants,” “toxic pollutants” or words of similar meaning and regulatory effect under any applicable Environmental law, and (c) any other chemical, material or substance, exposure to which or whose discharge, emission, disposal or Release is prohibited, limited or regulated by any applicable Environmental Law.
     “Regulatory Approval Closing Date” means the date which is ten (10) Business Days after the date on which the conditions to Closing set out in Sections 7.1(c) and (d) have been satisfied but not earlier than the date that (i) all of the conditions to Closing set out in Section 7.1(a), (b) and (g) have been satisfied, and (ii) all of the conditions to Closing set out in Sections 7.1(e) and (f) would be satisfied if the Closing Date had occurred on such date.
     “Regulatory Exceptions” means any of the following (provided that any order or request by the HPUC that requires any cash payment by the Seller or its Affiliates as a condition to any Required Regulatory Approval shall not be deemed a Regulatory Exception):
     (a) an imposition by the HPUC of a requirement that the Company provide service, or to improve service, to Persons located in any authorized service area of the Business, provided such requirement has a corresponding rate recovery opportunity;

     (b) an imposition by the HPUC of a rate moratorium for four years or less for the Business or a requirement that the Company not file a rate case for such period;
     (c) an imposition by the HPUC of a requirement that the Company maintain a Debt to Total Capitalization ratio of no higher than 65%;
     (d) an imposition by the HPUC of a requirement that the Company retain its current management after the Closing;
     (e) the conditions as set forth on Schedule 1.1(c) attached hereto; and
     (f) terms and conditions imposed by any Governmental Authority that is required to issue a Required Regulatory Approval that are either (i) usual and customary, (ii) applicable to the Business as of the date of this Agreement, including the terms and conditions of the tariffs applicable to the Business, or (iii) contemplated by this Agreement.
     “Regulatory Material Adverse Effect” means, with respect to any Party, a Material Adverse Effect resulting from the effect on such Party (assuming that the transaction contemplated hereby has been consummated) of the terms and conditions of a Final Order with respect to any Required Regulatory Approval other than Regulatory Exceptions. With respect to Buyer, a Regulatory Material Adverse Effect shall include (i) the failure of the HPUC to authorize the incurrence by HGC Holdings and the Company of the indebtedness described on Schedule 6.13 on substantially the terms therein described and the distribution of the proceeds thereof in partial payment of the Purchase Price, (ii) any order by the HPUC that requires or sets a schedule for review of the rates of the Company or which restricts the making of distributions by HGC Holdings or the Company, except as otherwise prohibited by any of the Regulatory Exceptions and (iii) any order or request by the HPUC that requires any cash payment by the Seller or its Affiliates as a condition to any Required Regulatory Approval.
     “Release” means release, emission, spill, leak, discharge, dispose of, pump, pour, emit, empty, inject, leach, dump or allow to escape into or through the environment.
     “Remediation” means any action taken in the investigation, removal, confinement, mitigation, cleanup, treatment or monitoring of a Release or an Environmental Condition on Real Property or Off-Site Location, including, without limitation, (a) obtaining any Permits or Environmental Permits required for such remedial activities and (b) implementation of any engineering controls and institutional controls. The term “Remediation” includes, without limitation, any action which constitutes “removal action” or “remedial action” as defined by Section 101 of CERCLA, Sections 6901(23) and (24); or any action which constitutes “remedial action” as defined by Hawaii Revised Statutes Sections 128D-1.
     “Representatives” of a Party means such Party’s authorized representatives, including without limitation, its professional and financial advisors.
     “Required Regulatory Approvals” means with respect to a Party, any consent or approval of, filing with, or notice to, any Governmental Authority that is necessary for the execution and delivery of this Agreement by such Party or the consummation thereby of the transactions contemplated hereby, other than such consents, approvals, filings or notices (i) which are not required in the ordinary course to be obtained or made prior to the Closing and (ii) which, if not obtained or made, will not prevent such Party from performing its material obligations hereunder.
     “Restricted Employees” has the meaning set forth in Section 6.17(b).
     “Sale Option” shall have the meaning set forth in Section 3.4.
     “Schedules” has the meaning set forth in Section 11.14.
     “SEC” means the Securities and Exchange Commission and any successor agency thereto.
     “Seller” has the meaning set forth in the Preamble.
     “Seller Indemnifiable Loss” has the meaning set forth in Section 8.1.
     “Seller Indemnitee” has the meaning set forth in Section 8.1.
     “Seller Material Adverse Effect” means a Material Adverse Effect with respect to Seller.
     “Seller Ownership Date” shall have the meaning set forth in Section 4.6(d) or Section 10.6(d), whichever is applicable.
     “Seller Required Regulatory Approvals” means the Required Regulatory Approvals set forth in Schedule 4.3(b).
     “Seller Subsidiaries” has the meaning set forth in the Recitals.
     “Shareholder Contest” has the meaning set forth in Section 6.10(g).
     “Straddle Period” has the meaning set forth in Section 6.10(b).
     “Subsidiary” when used in reference to any Person means any entity of which outstanding securities having ordinary voting power to elect a majority of the Board of Directors or other Persons performing similar functions of such entity are owned directly or indirectly by such Person.
     “Target Working Capital Amount” has the meaning set forth in Section 3.3(a).
     “Tax Return” means any return, report, claim, certificate, form, statement, disclosure, declaration, election, information return, estimate or other document (including any related or supporting information attached and any amended materials provided with respect to any of the foregoing) supplied to, or filed with, a Tax authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, including where permitted or required any Tax return filed on a consolidated, combined, unitary or other similar basis.

     “Taxes” or “Tax” means (i) any and all taxes (including any amounts (including ancillary amounts), paid pursuant to a closing agreement entered into pursuant to Section 7121 of the Code or any similar provision of Law), fees, Transfer Taxes, levies, duties, tariffs, imposts and other similar charges (together with any and all interest, penalties, or additions to tax with respect thereto) imposed by a Governmental Authority or Tax authority, including without limitation: taxes or other similar charges imposed with respect to income, gross receipts, franchise, earned surplus, windfall, profits, severance, real or personal property, intangible property, sales, use, occupation, service, service use, payroll, capital, premiums or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, employment, social security, stamp, transfer, value added, license or gains taxes; and escheat liabilities, customs duties, tariffs, and similar charges and (ii) any liability in respect of any items described above payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign law) or otherwise (including without limitation any amounts due under any Tax sharing agreements).
     “Termination Date” has the meaning set forth in Section 9.2(b).
     “Territory” has the meaning set forth in Section 6.17(a).
     “Third Party Claim” means any claim, action or proceeding made or brought by any Person who is not (i) a Party to this Agreement or (ii) an Affiliate of a Party to this Agreement.
     “Total Capitalization” of a Person means the sum of all Debt then outstanding plus members’ capital and surplus determined in accordance with GAAP, immediately after the Closing and reflecting the increase to Debt and outstanding members’ capital and surplus resulting from the transactions contemplated by this Agreement.
     “Transfer Taxes” means any sales, use, stamp, documentary, filing, recording, transfer, real estate, stock transfer, intangible property transfer, personal property transfer, gross receipts, registration, duty, securities transactions or similar fees or Taxes or governmental charges (together with any interest or penalty, addition to Tax or additional amount imposed) as levied by any Tax authority in connection with the transactions contemplated by this Agreement, but excluding any Income Tax.
     “Transaction Services Agreement” has the meaning set forth in Section 6.15.
     “Treasury Regulations” means the Treasury Regulations (including temporary and proposed Treasury Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.
     1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires, the singular shall include the plural, the masculine shall include the feminine and neuter, and vice versa. The term “includes” or “including” shall mean “including without limitation.” The terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and

Exhibits hereto) and not to any particular provision of this Agreement. References to a Section, Article, Preamble, Recital, Exhibit or Schedule shall mean a Section, Article, Preamble, Recital, Exhibit or Schedule of this Agreement, and reference to a given agreement or instrument shall be a reference to that agreement or instrument as modified, amended, supplemented or restated through the date as of which such reference is made.
ARTICLE II
PURCHASE AND SALE
     2.1 Purchase of Membership Interest. Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, at the Closing, either (i), if the Sale Option is not exercised, Seller will sell, assign, convey, transfer and deliver to Buyer, and Buyer will purchase, assume and acquire from Seller, free and clear of all Encumbrances (except for restrictions arising out of or contained in (i) the Constituting Documents of HGC Investment, (ii) state or federal securities laws or (iii) regulatory or state law restrictions), the HGC Investment Membership Interest or (ii) if the Sale Option is exercised, HGC Investment will sell, assign, convey, transfer and deliver to Buyer, and Buyer will purchase, assume and acquire from HGC Investment, free and clear of all Encumbrances (except for restrictions arising out or contained in the Constituting Documents of HGC Holdings or state or federal securities laws) the HGC Holdings Membership Interest.
ARTICLE III
THE CLOSING
     3.1 Closing. Upon the terms and subject to the satisfaction of the conditions in Article VII of this Agreement, (i) the sale, assignment, conveyance, transfer and delivery of the HGC Investment Membership Interest by Seller (or if the Sale Option is exercised, the HGC Holdings Membership Interest by HGC Investment) to Buyer and (ii) the payment of the Purchase Price to Seller (or if the Sale Option is exercised, to HGC Investment) by Buyer shall take place at a closing (the “Closing”), to be held at the offices of Buyer’s counsel in New York, New York, or another mutually acceptable location, at 9:00 a.m. local time on the Closing Date.
     3.2 Closing Payment. (a) Upon the terms and subject to the satisfaction of the conditions contained in this Agreement, in consideration of the aforesaid sale, assignment, conveyance, transfer and delivery of the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holdings Membership Interest) Buyer will pay or cause to be paid to Seller (or if the Sale Option is exercised, to HGC Investment) at the Closing an aggregate amount in U.S. dollars equal to the Base Purchase Price plus or minus any adjustments pursuant to the provisions of this Agreement (the “Purchase Price”), by wire transfer of immediately available funds denominated in U.S. dollars or by such other means as are agreed upon by Seller and Buyer. The Base Purchase Price shall be reduced by the amount of the Earnest Money Deposit which the Buyer agrees will be released to the Seller (or if the Sale Option is exercised, to HGC Investment) at Closing.

          (b) Except as provided in Section 3.2(c) of this Agreement, Buyer shall deduct and withhold a tax as required by Section 1445 of the Code and the Treasury Regulations thereunder, and the corresponding provisions of the laws of the State of Hawaii.
          (c) The provisions of Section 3.2(b) (relating to withholding of tax) shall not apply if Seller provides to Buyer at Closing a FIRPTA Affidavit to the effect that HGC Investment was not a United States real property holding corporation (as defined in Section 897(c)(2) of the Code and Treasury Regulations thereunder) at any applicable date in accordance with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(b).
          (d) At the Closing, if the Sale Option has been exercised, the Seller shall pay or cause to be paid, the K-1 Receivable in full by wire transfer of immediately available funds denominated in US Dollars to HGC Investment, or at the direction of HGC Investment, to Buyer.
     3.3 Adjustment to Base Purchase Price.
          (a) The Base Purchase Price is based on the understanding that on the Closing Date, HGC Holdings and the Company have Consolidated Working Capital of $0.00 (the “Target Working Capital Amount”). If the Consolidated Working Capital is not equal to the Target Working Capital Amount on the Closing Date, the Base Purchase Price shall be adjusted upwards by the amount by which the Consolidated Working Capital exceeds the Target Working Capital Amount or downwards by the amount by which the Target Working Capital Amount exceeds the Consolidated Working Capital. The Base Purchase Price is also based on the understanding that the indebtedness described on Schedule 6.12 shall be paid in full prior to the Closing. If pursuant to Section 6.12, Buyer elects to leave such indebtedness in place, the Base Purchase Price shall be adjusted downwards by an amount equal to the sum of the outstanding principal amount of such indebtedness, accrued and unpaid interest thereon through the Closing Date, and the amount of any premium or penalty that would have been payable by HGC Holdings or the Company had such indebtedness been paid in full on the Closing Date.
          (b) At least ten (10), but no more than thirty (30) days prior to the Closing Date, Seller shall prepare in good faith and deliver to Buyer an estimated closing statement (the “Estimated Closing Statement”) that shall set forth Seller’s best estimate of the adjustments to the Base Purchase Price required by Section 3.3(a) (the “Estimated Adjustment”). Within five (5) Business Days following the delivery of an Estimated Closing Statement to Buyer, Buyer may object in good faith to such Estimated Closing Statement in writing. In the event of any such objection, the Parties shall attempt to resolve their differences by negotiation. If the Parties are unable to do so before three (3) days prior to the Closing Date, then (i) the full amount of the Estimated Adjustment shall be used to adjust the Base Purchase Price at the Closing if the amount in dispute is less than $500,000 or (ii) the undisputed portion of the Estimated Adjustment shall be used to adjust the Base Purchase Price at the Closing if the amount in dispute is $500,000 or more. The disputed portions shall be paid as a Post-Closing Adjustment if and to the extent required by Section 3.3(d).
          (c) Within sixty (60) days following the Closing Date, Buyer shall cause HGC Holdings to prepare and deliver to Seller a final closing statement setting forth the final adjustments to the Base Purchase Price required by Section 3.3(a) (the “Proposed Post-Closing Adjustment”). All calculations of the Proposed Post-Closing Adjustments shall be prepared using the same accounting principles, policies and methods as HGC Holdings and the Company have historically used in connection with the calculation of the items reflected on such Proposed Post-Closing Adjustments.
          (d) Within thirty (30) days following the delivery of a Proposed Post-Closing Adjustment to Seller, Seller may object to such Proposed Post-Closing Adjustment in writing. Buyer agrees to cooperate with Seller to provide Seller and Seller’s Representatives information used to prepare the Proposed Post-Closing Adjustments and information relating thereto. If Seller objects to a Proposed Post-Closing Adjustment, the Parties shall attempt to resolve such dispute by negotiation. If such Parties are unable to resolve such dispute within thirty (30) days of any such objection by Seller, the Parties shall appoint an Independent Accounting Firm. The fees and expenses of such Independent Accounting Firm shall be allocated between Buyer and Seller so that Seller’s share of such fees and expenses shall be in the same proportion that the aggregate amount of such remaining disputed amounts so submitted to such auditor that is successfully disputed by Seller (as finally determined by such auditor) bears to the total amount of such remaining disputed amounts so submitted to such auditor. The Independent Accounting Firm shall review such Proposed Post-Closing Adjustment and Seller’s written objection thereto and determine the appropriate adjustment to the Base Purchase Price, if any, within thirty (30) days of such appointment. The Parties agree to cooperate with the Independent Accounting Firm and provide it with such information as it reasonably requests to enable it to make such determination. The finding of such Independent Accounting Firm shall be binding on the Parties hereto. Upon determination by agreement of the Parties or by binding determination of the Independent Accounting Firm of the appropriate adjustment to the Base Purchase Price (in either case, the “Post-Closing Adjustment”), if such Post-Closing Adjustment results in a change to the Base Purchase Price, as previously adjusted pursuant to Section 3.3(b), the Party owing the difference shall deliver such difference to the Party owed such amount no later than two (2) Business Days after the determination of such Post Closing Adjustment, in immediately available funds or in any other manner as reasonably requested by the Party owed such amount, plus interest at 6.0% per annum on such determined amount from the Closing Date to (but not including) the date of payment.
     3.4 Sale Option of Seller. This Agreement contemplates the sale of the HGC Investment Membership Interest by Seller. At any time prior to October 17, 2005, Seller may elect, at its sole discretion, to cause HGC Investment to sell to the Buyer the HGC Holdings Membership Interest in lieu of the Seller selling the HGC Investment Membership Interest (the “Sale Option”).
     3.5 Deliveries by Seller. At the Closing, Seller will deliver, or cause to be delivered, the following to Buyer:
          (a) A Bill of Sale, duly executed by Seller (or if the Sale Option is exercised, HGC Investment), transferring the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holdings Membership Interest) to Buyer;

          (b) Copies (or originals if reasonably feasible) of any and all consents, waivers or approvals obtained or required to be obtained by Seller or the Seller Subsidiaries from Governmental Authorities or non-governmental Persons with respect to the transfer of the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holdings Membership Interest), or the consummation of the transactions contemplated by this Agreement;
          (c) An opinion from Seller’s counsel, dated the Closing Date, substantially in the form of Exhibit B attached hereto;
          (d) If the Sale Option is not exercised, a FIRPTA Affidavit and a HARPTA Certificate (Form N-289 — Certificate for Exemption from the Withholding of Tax on Disposition of Hawaii Real Property), each duly executed by Seller;
          (e) Copies, certified by the Secretary or Assistant Secretary of Seller and HGC Investment of resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Seller (or if the Sale Option is exercised, by HGC Investment) in connection herewith, and the consummation of the transactions contemplated hereby;
          (f) A certificate of the Secretary or Assistant Secretary of Seller identifying the name and title and bearing the signatures of the officers of Seller and HGC Investment authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby;
          (g) Certificates of Good Standing with respect to HGC Investment, HGC Holdings and the Company, issued by the Director of the Department of Commerce and Consumer Affairs of the State of Hawaii; and
          (h) A certificate dated the Closing Date executed by Seller’s Chief Financial Officer, to the effect that, to such officer’s Knowledge, the conditions set forth in Sections 7.1(e), (f) and (g) have been satisfied.
     3.6 Deliveries by Buyer. At the Closing, Buyer will deliver, or cause to be delivered, the following:
          (a) The Purchase Price, as adjusted pursuant to Section 3.3, by wire transfer of immediately available funds denominated in U.S. dollars in accordance with Seller’s (or if the Sale Option is exercised, in accordance with HGC Investment’s) instructions or by such other means as are agreed upon by Seller (or if the Sale Option is exercised, by HGC Investment) and Buyer;
          (b) Copies, certified by the Secretary or Assistant Secretary of Buyer, of resolutions authorizing the execution and delivery of this Agreement and all of the agreements and instruments to be executed and delivered by Buyer in connection herewith, and the consummation of the transactions contemplated hereby;

          (c) A certificate of the Secretary or Assistant Secretary of Buyer, identifying the name and title and bearing the signatures of the officers of Buyer authorized to execute and deliver this Agreement and the other agreements and instruments contemplated hereby;
          (d) An opinion from Buyer’s legal counsel reasonably acceptable to Seller, dated the Closing Date, substantially in the form of Exhibit C attached hereto;
          (e) Certified copies of any and all consents, waivers or approvals obtained or required to be obtained by Buyer from Governmental Authorities or non-governmental Persons with respect to the transfer of the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holdings Membership Interest) or the consummation of the transactions contemplated by this Agreement;
          (f) Certificate of Good Standing with respect to Buyer, issued by the Secretary of State of Buyer’s state or jurisdiction of formation; and
          (g) A certificate dated the Closing Date executed by an executive officer of the Buyer to the effect that, to such officer’s Knowledge, the conditions set forth in Sections 7.2(e) and (f) have been satisfied.
ARTICLE IV
REPRESENTATIONS, WARRANTIES AND DISCLAIMERS OF SELLER
IF THE SALE OPTION IS NOT EXERCISED
     This Article IV is applicable only if the Sale Option is not exercised. (If the Sale Option is exercised, Article X of this Agreement is applicable in lieu of this Article IV.) If the Sale Option is not exercised, except for any matters which, when aggregated with any other breaches of the representations and warranties contained in Article IV, would not have a Company Material Adverse Effect, Seller represents and warrants from and after the Acceptance Time through the earlier of the Regulatory Approval Closing Date or the Closing Date (unless otherwise specified) as follows; provided, however, that, prior to the Acceptance Time, the Seller may deliver additional disclosure schedules not specified in the Article IV to qualify any representation or warranty contained herein:
     4.1 Formation; Qualification.
          (a) Each of HGC Investment, HGC Holdings and the Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Hawaii and has all requisite entity power and authority to own, lease and operate its material assets and properties and to carry on its business as is now being conducted. Each of HGC Investment, HGC Holdings and the Company is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each jurisdiction in which its business, as now being conducted, shall require it to be so qualified.
          (b) Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Singapore and has all requisite corporate power and authority to own, lease and operate its material assets and properties and to carry on its business as is now being conducted.

     4.2 Authority; Title to HGC Investment Membership Interest.
          (a) Each of the Seller and HGC Investment has full corporate or limited liability company (as the case may be) power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Seller and HGC Investment of this Agreement and the consummation by the Seller and HGC Investment of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action required on the part of the Seller and HGC Investment and this Agreement has been duly and validly executed and delivered by the Seller and HGC Investment. This Agreement constitutes the legal, valid and binding agreement of the Seller and HGC Investment, as the case may be, enforceable against the Seller and HGC Investment in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).
          (b) Seller has good and valid title to the HGC Investment Membership Interest free and clear of all Encumbrances except for restrictions arising out of or contained in (i) the Constituting Documents of HGC Investment, (ii) state or federal securities laws or (iii) regulatory or state law restrictions. HGC Investment has good and valid title to a 99.9% non-managing membership interest in HGC Holdings and will, as of the Closing Date, have good and valid title to the HGC Holdings Membership Interest, in each case, free and clear of all Encumbrances except for restrictions arising out of or contained in (i) the Constituting Documents of HGC Holdings, (ii) or state and federal securities laws or (iii) regulatory or state law restrictions. HGC Holdings has good and valid title to 100% of the outstanding membership interests of the Company free and clear of all Encumbrances except for restrictions arising out of or contained in the Constituting Documents of the Company or state and federal securities laws.
     4.3 Consents and Approvals; No Violation.
          (a) The execution, delivery and performance of this Agreement by the Seller and HGC Investment will not (i) conflict with or result in any breach of any provision of the Constituting Documents of the Seller, HGC Investment, HGC Holdings or the Company, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which the Seller, HGC Investment, HGC Holdings or the Company is a party or by which it, or any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or Seller or HGC Investment has agreed in this Agreement to obtain prior to the Closing or (iii) subject to obtaining the Seller Required Regulatory Approvals, constitute violations of any law, regulation, order, judgment or decree applicable to the Seller or HGC Investment.
          (b) Except as set forth in Schedule 4.3(b) (the filings and approvals referred to in Schedule 4.3(b) are collectively referred to as the “Seller Required Regulatory Approvals”), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Seller or HGC Investment or the consummation by the Seller or HGC Investment of the transactions contemplated hereby.
     4.4 Insurance. Schedule 4.4 lists, as of the date of this Agreement, all material policies of fire, liability, workers’ compensation and other forms of insurance (if any) owned or held by, or on behalf of, HGC Holdings and the Company. Except as set forth in such Schedule, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retroactive premiums which may be payable with respect to auto, general liability and workers’ compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Except as described in Schedule 4.4, within the thirty-six (36) months preceding the date of this Agreement, neither HGC Holdings nor the Company has been refused any insurance nor has its coverage been limited other than due to insurance limitations generally applicable to property or businesses located in Hawaii by any insurance carrier to which it (or its predecessor as owner of the Business) has applied or with which it (or its predecessor as owner of the Business) has carried insurance during the twelve (12) months immediately prior to the date of this Agreement.
     4.5 Real Property Leases. Schedule 4.5 lists, as of the date of this Agreement, all material real property leases under which HGC Holdings or the Company is a lessee or lessor, including all leases of office space used by HGC Holdings or the Company in the conduct of the Business (the “Real Property Leases”). Seller has delivered to Buyer true, correct and complete copies of each of the Real Property Leases.
     4.6 Environmental Matters. By the date four (4) days after the date of this Agreement, Seller will have delivered to Buyer all environmental reports and all environmental site assessments relating to the Business or the assets of HGC Holdings or the Company that are in the possession or are under the control of the Seller, HGC Investment, HGC Holdings or the Company, which reports are identified on Schedule 4.6 (“Environmental Reports”). Except as disclosed in Schedule 4.6 or in the Environmental Reports:
          (a) HGC Holdings and the Company hold, and are in substantial compliance with, all Environmental Permits that are required for HGC Holdings or the Company to conduct the Business, and HGC Holdings and the Company are otherwise in compliance with all applicable Environmental Laws with respect to the Business.
          (b) Neither HGC Holdings nor the Company has received (i) any written request for information, or been notified that it is a potentially responsible party, under CERCLA or any similar state law with respect to any of the Real Property or (ii) any written notification from a Governmental Authority with respect to pending or ongoing investigations or enforcement actions related to alleged or potential violations of any applicable Environmental Law with respect to any of the Real Property;
          (c) Neither HGC Holdings nor the Company has entered into or agreed to any consent decree or order and is not subject to any outstanding judgment, decree or judicial order relating to compliance with any Environmental Law or to Remediation of Regulated Substances under any Environmental Law; and

          (d) Prior to the date the Seller and its Affiliates purchased the Business (the “Seller Ownership Date”), except as disclosed in Schedule 4.6, to the Knowledge of the Seller and each Seller Subsidiary, (i) no Release of Regulated Substances has occurred at, from, in, on, or under the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), and, (ii) except as legally permitted, no Regulated Substances were present in, on, about or migrating from the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), in each case, that would give rise to an Environmental Claim for which HGC Holdings or the Company could reasonably be expected to have any liability and for which Remediation would reasonably be required, except in any such case to the extent that any such Release or Environmental Claim would not, individually or in the aggregate, result in an Environmental Claim in excess of $50,000. After the Seller Ownership Date, except as disclosed in Schedule 4.6, (i) no Release of Regulated Substances has occurred at, from, in, on, or under the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), and, (ii) except as legally permitted, no Regulated Substances are present in, on, about or migrating from the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), in each case, that would give rise to an Environmental Claim for which HGC Holdings or the Company could reasonably be expected to have any liability and for which Remediation would reasonably be required, except in any such case to the extent that any such Release or Environmental Claim would not, individually or in the aggregate, result in an Environmental Claim in excess of $50,000.
     4.7 Labor Matters. Schedule 4.7 sets forth all collective bargaining agreements, and amendments thereto, to which HGC Holdings or the Company is a party. Seller has previously delivered to Buyer true and correct copies of all such collective bargaining agreements and amendments thereto. Except to the extent set forth in Schedule 4.7, (a) HGC Holdings and the Company are in compliance with all applicable laws respecting employment and employment practices, occupational safety and health, plant closing, mass layoffs, terms and conditions of employment and wages and hours, (b) HGC Holdings and the Company have not received any written notice of any unfair labor practice complaint against HGC Holdings or the Company pending before the National Labor Relations Board, (c) no arbitration proceeding arising out of or under any collective bargaining agreement is pending against HGC Holdings or the Company and (d) neither HGC Holdings nor the Company have experienced any work stoppage within the three year period prior to the date of this Agreement and to Seller’s Knowledge none is currently threatened.
     4.8 Benefit Plans; ERISA.
          (a) Schedule 4.8 lists all material Benefit Plans. True and complete copies of all such Benefit Plan documents, amendments and summary plan descriptions will have been made available to Buyer within four (4) days after the date of this Agreement. With respect to the Classified Plan, Seller has provided or will provide to Buyer true and complete copies of the following documents: (i) all documents embodying or governing the Classified Plan and any funding medium for such plan (including, without limitation, trust agreements) as they may have been amended to the date hereof, (ii) the IRS determination letter, (iii) the most recently filed Form 5500, with all applicable schedules and accountants’ opinions attached thereto and (iv) the summary plan description for such plan (or other descriptions of such plan provided to employees) and all modifications thereto.
          (b) Except as set forth on Schedule 4.8. no liability under Title IV or Section 302 of ERISA has been incurred by HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company that has not been satisfied in full, and no condition exists that presents a material risk to HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 4.8 applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company made, or was required to make, contributions during the five (5)-year period ending on the last day of the most recent plan year ended prior to earlier of the Regulatory Acceptance Closing Date or the Closing Date.
          (c) The Classified Plan is not a “multiemployer plan” as defined in Section 3(37) of ERISA. Prior to the Closing Date all required contributions to the Classified Plan will be made. The Classified Plan has not incurred an accumulated funding deficiency (whether or not waived) within the meaning of Section 302 of ERISA or Section 412 of the Code. With respect to the Classified Plan there have been no “reportable events,” within the meaning of ERISA Section 4043, or the regulations thereunder, for which the notice requirement is not waived under 29 C.F.R. Part 4043. The Classified Plan is not presently under audit or examination (nor has notice been received of a potential audit or examination) by the Internal Revenue Service, the Department of Labor, or any other governmental agency or entity, and no matters are pending under the IRS Employee Plans Compliance Resolution System, the IRS closing agreement program, or other similar program.
          (d) Except as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.
          (e) There has been no material failure of any of the Benefit Plans that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code). Neither HGC Holdings nor the Company nor any ERISA Affiliate of HGC Holdings or the Company has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate of Seller has incurred a tax under Section 5000(e) of the Code that is or could become a liability of Buyer or HGC Holdings and the Company.
          (f) To the Knowledge of Seller and each Seller Subsidiary, the Classified Plan has been maintained, funded and administered substantially in accordance with the terms of such plan and substantially complies in form and in operation with the applicable requirements of ERISA and the Code. To the Knowledge of Seller and each Seller Subsidiary, the Classified Plan is qualified under Section 401(a) of the Code.
          (g) Prior to the Closing Date, full payment will be made of all amounts that HGC Holdings and the Company are required to have paid as premiums or contributions, pursuant to the Hawaii Teamsters Health and Welfare Trust for all periods prior to Closing.
          (h) There are no pending, or to the Knowledge of Seller or any Seller Subsidiary, threatened claims by or on behalf of any Benefit Plans, by any employee or beneficiary covered under any such Benefit Plans, or otherwise involving any such Benefit Plans (other than routine claims for benefits).
          (i) The 401K Plan of the Company and The Classified Plan are the only Employee Plans of HGC Holdings or the Company which are intended to be qualified under Section 401(a) of the Code.
     4.9 Real Property. Schedule 4.9 contains a description of all parcels of real property owned by HGC Holdings or the Company (together with all fixtures, buildings, facilities, storage tanks, and other improvements thereon, the “Real Property”). True and correct copies of any current surveys, abstracts, title commitments and title opinions in the possession or under the control of Seller or any Seller Subsidiaries and all policies of title insurance currently in force in the possession of Seller or any Seller Subsidiaries with respect to the Real Property will have been made available to Buyer within four (4) days after the date of this Agreement.
     4.10 Condemnation. Except as set forth in Schedule 4.10, neither Seller nor any of the Seller Subsidiaries has received any written notices of, and otherwise has no Knowledge of, any pending or threatened proceedings or actions by any Governmental Authority to condemn or take by power of eminent domain all or any part of the assets of any Seller Subsidiary.
     4.11 Material Agreements.
          (a) Schedule 4.11(a) lists each contract or agreement (other than Real Property Leases, line extension agreements and similar construction arrangements, propane and synthetic natural gas supply contracts with customers of the Business, and Easements held by the Company) which is material to the Business (each, a “Material Contract”), other than those (i) that are listed or described on another Schedule, (ii) that provide for annual payments by the Seller Subsidiaries after the date hereof of less than $100,000 or (iii) that, when aggregated with all other Material Contracts not listed on Schedule 4.5 or 4.11(a), provide for payments by HGC Holdings and the Company after the date hereof of less than $500,000 in the aggregate. Schedule 4.11(a) also lists each agreement that is material to the Business that may expire or that HGC Holdings or the Company expects to terminate prior to the Closing Date.
          (b) Except as disclosed in Schedule 4.11(b), each Material Contract listed on Schedule 4.5 or 4.11 constitutes a legal, valid and binding obligation of HGC Holdings or the Company and, to the Knowledge of Seller and each Seller Subsidiary, constitutes a valid and binding obligation of the other parties thereto.

          (c) Except as set forth in Schedule 4.11(c), there is not, under the Material Contracts listed on Schedule 4.5 or 4.11(a), any default or event which, with notice or lapse of time or both, would constitute a default on the part of HGC Holdings or the Company, or to the Knowledge of Seller or any Seller Subsidiary, any of the other parties thereto.
     4.12 Legal Proceedings. Except as set forth in Schedule 4.12, there is no action or proceeding pending or, to the Knowledge of Seller or any Seller Subsidiary, threatened against HGC Holdings or the Company before any court, arbitrator or Governmental Authority. Except as set forth in Schedule 4.12 neither HGC Holdings nor the Company is subject to any outstanding Order that would, individually or in the aggregate, result in a Company Material Adverse Effect.
     4.13 Permits. Except as set forth in Schedule 4.13, HGC Holdings and the Company have all Permits (other than (i) Environmental Permits, which are addressed in Section 4.6 hereof or (ii) Permits that are not material to the operation of the business and for which failure to have such permit would not materially restrict the operations of the Business or expose HGC Holdings or the Company to liability) necessary to own their assets and operate the Business. Except as disclosed on Schedule 4.13, neither HGC Holdings nor the Company has received any written notification that it is in violation of any such Permits and HGC Holdings and the Company are in compliance with all such Permits.
     4.14 Taxes.
          (a) HGC Investment has elected pursuant to Section 301.7701-3 of the Treasury Regulations to be taxable as a corporation for federal tax purposes. HGC Holdings will at all times prior to the Closing be treated as a partnership within the meaning of Sections 761 and 7701(a)(2) of the Code for the period during which it has more than one member. HGC Holdings will be disregarded as an entity separate from HGC Investment for the period during which it has HGC Investment as its sole member. The Company will at all times prior to the Closing be disregarded as an entity separate from HGC Holdings under Section 301.7701-3 of the Treasury Regulations. Neither HGC Holdings nor the Company has made an election pursuant to Section 301.7701-3 of the Treasury Regulations to be taxable as an association or a corporation. HGC Holdings has not been treated as a “publicly traded partnership” taxable as a corporation within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder.
          (b) No audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes or Tax Returns of HGC Investment, HGC Holdings and the Company or the HGC Investment’s distributive share of income, gain, loss, deduction or credit from HGC Holdings and the Company, and neither Seller nor any Seller Subsidiary has been informed informally or by written notice of any threatened audits or other administrative proceedings or court proceedings with respect to any such Taxes or Tax Returns of HGC Investment, HGC Holdings and the Company or the HGC Investment’s distributive share of income, gain, loss, deduction or credit from HGC Holdings and the Company.

          (c) There have been no agreements between HGC Investment, HGC Holdings and the Company which provide for allocations of income, losses or distributions of cash, other than as set forth in the Constituting Documents of HGC Holdings and the Company.
          (d) The taxable year of HGC Investment, HGC Holdings and the Company for federal and state income and franchise Tax purposes is the twelve month period ending June 30.
          (e) Each of HGC Investment, HGC Holdings and the Company has filed when due (taking into account extensions of time) and in the manner required by applicable laws all `Tax Returns that are required to be filed by it, and has timely paid all Taxes imposed on or incurred by it. None of the foregoing Tax Returns contain any position which is or would be subject to penalties under Section 6662 of the Code (or any corresponding provisions of the state, local or foreign tax laws) in respect of transactions entered by it. At no time prior to the date of this Agreement has HGC Investment, HGC Holdings or the Company been treated or reported as a tax shelter within the meaning of Section 6662(d)(2)(C)(iii) of the Code. No claim has ever been made by a Governmental Authority in a jurisdiction where HGC Investment, HGC Holdings or the Company has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction, and neither Seller nor any Seller Subsidiary has Knowledge of any threatened audits or other administrative proceedings or court proceedings with respect to any such Taxes or Tax Returns of HGC Investment, HGC Holdings or the Company or the Seller’s distributive share of income, gain, loss, deduction or credit from HGC Investment, HGC Holdings or the Company.
          (f) None of HGC Investment, HGC Holdings or the Company (a) has executed or entered into any agreement with, or obtained any consents or clearances from, any authority relating to Taxes, (b) is subject to any ruling guidance relating to Taxes or (c) has requested any ruling guidance relating to Taxes that is currently pending, that, in each case, would be binding on Buyer or the Seller Subsidiaries for any taxable period (or portion thereof) ending after the Closing Date.
          (g) There are no Encumbrances on any of the assets of the Seller Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Taxes by the Seller or the Seller Subsidiaries (other than Taxes that are not due as of the date hereof or as of the Closing Date as the case may be).
          (h) HGC Investment, HGC Holdings and the Company have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party.
          (i) None of HGC Investment, HGC Holdings or the Company is classified as a foreign person within the meaning of Section 1445 of the Code.
          (j) If the FIRPTA Affidavit is delivered by Seller to Buyer in accordance with Section 3.2(c), Buyer will not be subject to any Tax liability under Sections 897 and 1445 of the Code or the corresponding provisions of State law.

     4.15 Intellectual Property. The Intellectual Property and the software licenses and related contracts each as described in Schedule 4.11(a) constitute all of the material Intellectual Property necessary for the operation and the conduct of the Business, each of which HGC Holdings or the Company either has all right, title and interest in or valid and binding rights under contract to use in connection with the operation of the Business. Except as disclosed in Schedule 4.15, (a) neither HGC Holdings nor the Company is, nor has it received, any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any contract to use such Intellectual Property, and (b) to the Knowledge of Seller and each Seller Subsidiary, such Intellectual Property is not being infringed by any other Person. Except as disclosed in Schedule 4.15, neither HGC Holdings nor the Company has received notice that it is infringing any Intellectual Property of any other Person and HGC Holdings and the Company, to the Knowledge of Seller and each Seller Subsidiary, are not infringing any Intellectual Property of any other Person.
     4.16 Capital Expenditures. Seller will have delivered to Buyer within four (4) days after the date of this Agreement a schedule of all Capital Expenditures that, as of the date of this Agreement, are planned by HGC Holdings and the Company from the date hereof through December 31, 2006 (the “Capital Expenditures Schedule”).
     4.17 Compliance With Laws. Except as disclosed in Schedule 4.17, HGC Holdings and the Company are in compliance with all applicable laws, rules and regulations that are material to the Company or HGC Holdings.
     4.18 Title. HGC Holdings and the Company have, and will have as of the Closing Date, good, valid and indefeasible title to its respective Real Property and the other assets owned or purported to be owned by it, free and clear of all Encumbrances except Permitted Encumbrances.
     4.19 DISCLAIMERS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO ANY MATTER (INCLUDING AS TO LIABILITIES, OPERATIONS OF THE SELLER SUBSIDIARIES, CONDITION, VALUE OR QUALITY OF THEIR RESPECTIVE ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF THE SELLER SUBSIDIARIES) OTHER THAN AS SET FORTH IN THIS AGREEMENT.
     4.20 Financial Statements.
          (a) Schedule 4.20 sets forth the audited balance sheet of HGC Holdings and the Company (the “Balance Sheet”) as of, and the audited statement of income of the Business for the twelve-month period ended, June 30, 2005 (collectively, the “Financial Statements”). Except as set forth in Schedule 4.20, the Financial Statements have been prepared in accordance, in all material respects, with GAAP applied on a basis consistent with prior periods. Except as set forth in Schedule 4.20, the Balance Sheet presents fairly in all material respects the consolidated financial condition of HGC Holdings and the Company as of its date and the consolidated income statement included in the Financial Statements presents fairly in all material respects the results of operations of the Business for the periods covered thereby. The books and records of HGC Holdings and the Company from which the Financial Statements were derived were complete and accurate in all material respects at the time of such preparation.
          (b) Since June 30, 2005, neither HGC Holdings nor the Company (i) has incurred any liabilities other than in the ordinary course of business consistent with past practice or (ii) has incurred any indebtedness or liabilities of the kind described in Section 6.1(b)(viii).
     4.21 Sufficiency of Assets. Except as set forth on Schedule 4.21, the assets of the Seller Subsidiaries are the only assets necessary for the conduct of the Business as presently conducted.
     4.22 Easements. To the Knowledge of Seller and each Seller Subsidiary, except as set forth in Schedule 4.22, HGC Holdings and the Company own or possess all Easements necessary to conduct the Business as now being conducted without any known conflict with the right of others.
     4.23 Tangible Personal Property. Except for normal wear and tear, all tangible personal property of the Seller Subsidiaries is in normal operating condition and in a state of reasonable maintenance and repair.
     4.24 Regulatory Matters. The Gas Franchise Act serves as the operating authority for the Company rather than a Certificate of Public Convenience and Necessity otherwise required of public utilities pursuant to Chapter 269, Hawaii Revised Statutes. The Gas Franchise Act does not obligate the Company to serve the entire area of the State of Hawaii. HGC Holdings operates the Regulated Business, and the Regulated Business is regulated as a public utility, only in the State of Hawaii. As of the date of this Agreement, the Company has no present intention to make any rate filing or take any other action seeking to change the rates, charges, standards of service or accounting of the Company with respect to the Regulated Business from those in effect on the date of this Agreement, or seeking to effect with the HPUC any agreement, commitment, arrangement or consent with respect thereto.
     4.25 Special Representations With Respect to HGC Investment. HGC Investment:
          (a) Does not own and has never owned any assets other than its membership interests in HGC Holdings and K-1 Knowledge, LLC, a Delaware limited liability company, and does not engage and has never engaged in any trade or business other than the passive ownership of its membership interests in HGC Holdings and K-1 Knowledge, LLC. HGC Investment does not have and has never had any employees and does not and has not ever contributed to or sponsored any Benefit Plan.
          (b) Schedule 4.25 sets forth the unaudited balance sheet of HGC Investment (the “Balance Sheet”) as of, and the unaudited statement of income of HGC Investment for the twelve-month period ended, June 30, 2005 (collectively, the “HGC Investment Financial Statements”). The HGC Investment Financial Statements present fairly in all material respects the financial condition of HGC Investment as of their date and the income statement included in the HGC Investment Financial Statements presents fairly in all material respects the results of operations of HGC Investment for the period covered thereby. The books and records of HGC Investment from which the HGC Investment Financial Statements were derived were complete and accurate in all material respects at the time of such preparation.
          (c) As of the Closing, HGC Investment shall have no liabilities of any kind or nature, whether direct or indirect, liquidated or unliquidated, absolute or contingent.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER
     Buyer represents and warrants from and after the Acceptance Time through the Closing Date (unless otherwise specified) to Seller (or if the Sale Option is exercised, to HGC Investment) with respect to itself as follows (it being agreed that solely for purposes of Seller’s right to declare a default of this Agreement so as to terminate this Agreement pursuant to Section 9.2(f), there shall be no violation or breach of these representations and warranties unless the failure of these representations and warranties to be true and correct would have a Seller Material Adverse Effect, and in the absence thereof, Seller’s or HGC Investment’s sole right in respect of the failure of these representations and warranties to be true and correct is the right to seek indemnity pursuant to the terms of this Agreement):
     5.1 Organization. Buyer is an entity, duly organized, validly existing and in good standing under the laws of the state of its organization and has all requisite corporate power and authority to own, lease and operate its assets and to carry on its business as is now being conducted.
     5.2 Authority. Buyer has full corporate power and authority to execute and deliver this Agreement and unless this Agreement terminates pursuant to Section 9.1 hereof, Buyer will have obtained prior to the Acceptance Time, full corporate power and authority to consummate the transactions contemplated hereby. Subject to the preceding sentence, the execution and delivery by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary entity action required on the part of Buyer and this Agreement has been duly and validly executed and delivered by Buyer. Subject to the second sentence of this Section 5.2, this Agreement constitutes the legal, valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).
     5.3 Consents and Approvals; No Violation.
          (a) Except as set forth in Schedule 5.3(a), neither the execution, delivery and performance of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated hereby and thereby will (i) conflict with or result in any breach of any provision of the Constituting Documents of Buyer, or (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which Buyer is a party or by which any of its respective assets may be bound or (iii) subject to obtaining the Buyer Required Regulatory Approvals, constitute violations of any law, regulation, order, judgment or decree applicable to Buyer.
          (b) Except as set forth in Schedule 5.3(b) (the filings and approvals referred to in such Schedule are collectively referred to as the “Buyer Required Regulatory Approvals”), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for Buyer’s execution and delivery of this Agreement of the transactions contemplated hereby and thereby, other than such consents, approvals, filings or notices, which, if not obtained or made, will not prevent Buyer from performing its obligations under this Agreement.
     5.4 Availability of Funds. Buyer acknowledges and agrees that on the Closing Date, it will have sufficient funds to pay the Purchase Price under this Agreement.
     5.5 Legal Proceedings. There are no actions or proceedings pending or, to Buyer’s Knowledge threatened against Buyer before any court or arbitrator or Governmental Authority, which, individually or in the aggregate, would prevent Buyer from performing its obligations under this Agreement.
     5.6 No Knowledge of Seller’s Breach. On the date of this Agreement, Buyer has no Knowledge of any breach by Seller of any representation or warranty of Seller or of any other condition or circumstance that would excuse Buyer from its timely performance of its obligations hereunder. Buyer shall promptly notify Seller if any such information comes to Buyer’s attention prior to the Closing.
     5.7 Inspections. Buyer is knowledgeable about the usual and customary practices of companies engaged in businesses similar to the Business. In making its decision to execute this Agreement, and to purchase the HGC Investment Membership Interest, and without derogation to Buyer’s rights to indemnification under Section 8.2, Buyer has relied on and will continue to rely upon the results of its diligence and Seller’s representations and warranties in Article IV or Article X, whichever is applicable. Buyer acknowledges and agrees that the representations and warranties set forth in Article IV or Article X, whichever is applicable, of this Agreement constitute the sole and exclusive representations and warranties of Seller to Buyer in connection with the transactions contemplated hereby, and there are no representations, warranties, covenants, understandings or agreements, oral or written, in relation thereto between the Parties other than those incorporated herein. Except for the representations and warranties expressly set forth in Article IV or Article X, whichever is applicable, of this Agreement, Buyer disclaims reliance on any representations or warranties either express or implied, by or on behalf of Seller or its Affiliates or Representatives. Without limiting the generality of the foregoing, Buyer acknowledges and agrees that, except as provided in Section 4.6 or Section 10.6, whichever is applicable, there are no representations or warranties of Seller with respect to the Environmental Condition of the assets of HGC Holdings or the Company, compliance with Environmental Laws and Environmental Permits of the presence or Releases of hazardous material in the fixtures, soils, groundwater, surface water or air on, under or about or emanating from any of the assets of the Seller Subsidiaries.

ARTICLE VI
COVENANTS OF THE PARTIES
     6.1 Conduct of Business. The Parties acknowledge that under the Constituting Documents of HGC Holdings, HGC Investment currently has only limited powers with respect to HGC Holdings and the Company. Regardless of whether HGC Investment has power to direct the operations of HGC Holdings or the Company with respect to any of the matters described in this Section 6.1, any action by HGC Holdings or the Company that is inconsistent with or violates any of the provisions of this Section 6.1 shall constitute a breach of the covenants of the Seller and HGC Investment.
          (a) Except as described in Schedule 6.1(a), as required by an applicable law or by any Governmental Authority, as expressly contemplated by this Agreement or to the extent Buyer otherwise consents in writing (such consent not to be unreasonably withheld), during the period from the date of this Agreement to the Closing Date, HGC Holdings and the Company shall (i) operate the Business in the ordinary course of business consistent with its past practices and Good Utility Practices, including, without limitation, all maintenance and Capital Expenditure programs, use all Commercially Reasonable Efforts to preserve intact the Business in all material respects, and endeavor to preserve the goodwill and relationships with customers, suppliers and others having business dealings with it, (iii) maintain insurance described in Section 4.4 or Section 10.4, whichever is applicable (or replacements thereto providing for substantially the same coverage) and (iv) comply with all applicable laws in all material respects relating to the Business, including without limitation, all Environmental Laws.
          (b) Without limiting the generality of Section 6.1(a) and, except as contemplated in this Agreement or as described in Schedule 6.1(a), or as required under applicable law or by any Governmental Authority, prior to the Closing Date, without the prior written consent of Buyer (such consent not to be unreasonably withheld), neither HGC Holdings nor the Company shall:
         (i) Make any material change in the levels of Inventories customarily maintained with respect to the Business, other than changes which are consistent with Good Utility Practices;
         (ii) Sell, lease (as lessor), encumber, pledge, transfer or otherwise dispose of, any assets (except for inventories used, consumed or replaced in the ordinary course of business consistent with past practices of Seller or with Good Utility Practices) other than to encumber any such assets with Permitted Encumbrances;
         (iii) Except as set forth on Schedule 6.1, modify, amend or voluntarily terminate, prior to the respective expiration date of any of the Material Contracts or Real Property Leases or any of the Permits or Environmental Permits in any material respect, other than (A) in the ordinary course of business, to the extent consistent with the past practices or Good Utility Practices or (B) with cause, to the extent consistent with past practices or Good Utility Practices;

         (iv) Except as otherwise provided herein and except for propane sale agreements entered into in the ordinary course of business and containing market terms, enter into any commitment for the purchase, sale or transportation of fuel having a term greater than six months if the aggregate payment under such commitment for fuel and all other outstanding commitments for fuel would exceed $1,000,000;
         (v) Except as otherwise provided herein, enter into any contract, agreement, commitment or arrangement that individually exceeds $250,000 or in the aggregate exceeds $1,000,000 unless it is terminable by HGC Investment, HGC Holdings or the Company without penalty or premium upon no more than sixty (60) days notice;
         (vi) Except as set forth on Schedule 6.1, except as otherwise required by the terms of the CBA, (A) hire or transfer any employees other than to fill vacancies in existing positions in their reasonable discretion, (B) materially increase salaries or wages of employees, (C) take any action to effect a material change in the CBA or (D) take any action to enhance the aggregate benefits payable to the employees (considered as a group), or materially to enhance the aggregate benefits payable to any individual employee;
         (vii) Terminate the employment of any member of the senior management except for cause;
         (viii) Create, incur, assume, guarantee or otherwise become liable with respect to any indebtedness for money borrowed, issue or cause to be issued any notes, bonds, indentures, letters of credit or grant any option, warrant or right to purchase any thereof, issue or any securities convertible into any of the foregoing, or enter into any capital lease or other arrangement required pursuant to GAAP to be treated as analogous to indebtedness for money borrowed; provided, however, that HGC Holdings may borrow under its existing revolving credit facility to meet the needs of the Business provided that all such loans are repaid in full prior to the Closing;
         (ix) Merge with or consolidate with any other Person or acquire any stock, securities or property or assets of any other Person; provided, however, that the foregoing restriction shall not prohibit any acquisition of property and assets to be used by the Business in the ordinary course of business or for Capital Expenditures permitted by Section 6.1(a);
         (x) Issue any equity securities, or enter into any contract or guaranty option, warrant or right calling for the issuance of any equity securities, or create or issue any securities convertible into equity securities or convertible into securities which in turn are so convertible, or enter into a contract, or grant any option, warrant or right calling for the issuance of any such convertible securities;
         (xi) (A) Redeem, retire, purchase or otherwise acquire, directly or indirectly, any of its equity interests or (B) declare, set aside or pay any dividends or make other distributions in respect of its equity interests of property other than dividends or distributions of cash; and

         (xii) Except as otherwise provided herein, enter into any written or oral contract, agreement, commitment or arrangement with respect to any of the proscribed transactions set forth in the foregoing paragraphs (i) through (xi).
          (c) Except to the extent Buyer otherwise elects pursuant to Section 6.12, on or prior to the Closing Date, HGC Holdings and the Company shall pay in full the indebtedness described on Schedule 6.12.
          (d) After the Regulatory Approval Closing Date, neither HGC Holdings nor the Company shall distribute or dividend to HGC Investment any insurance proceeds related to the theft, destruction or other loss of the Assets of HGC Holdings or the Company.
     6.2 Continued Diligence By Buyer; Access to Information.
          (a) Seller and HGC Investment acknowledge that Buyer has not been afforded the opportunity to complete its diligence of the Seller Subsidiaries or the Business and that Buyer has until the Acceptance Time to complete such diligence and determine whether or not it will terminate this Agreement pursuant to Section 9.1. In furtherance of the foregoing, Seller and HGC Investment acknowledge that Buyer (i) has not reviewed all of the information contained on the Schedules to this Agreement that provide information about Seller, or the Seller Subsidiaries, (ii) may request that modifications be made to such Schedules and (iii) may condition its agreement not to terminate this Agreement pursuant to Section 9.1 on Seller’s and HGC Investment’s agreement to modify such Schedules.
          (b) Between the date of this Agreement and the Closing Date, Seller will, at reasonable times and upon reasonable notice, provide Buyer and its Representatives:
         (i) reasonable access to the respective managerial personnel of Seller and the Seller Subsidiaries (with representatives of Seller being offered the opportunity to be present at meetings with HGC Holdings and the Company personnel) and to all books, records, plans, equipment, offices and other facilities and properties of the Seller Subsidiaries;
         (ii) such historical financial and operating data and other information with respect to the Seller Subsidiaries or the Business as Buyer may from time to time reasonably request, to the extent reasonably available;
         (iii) upon request, a copy of each material report, schedule or other document, if any, filed by Seller or the Seller Subsidiaries with the HPUC or any other Governmental Authority;
         (iv) access to all assets and operations of the Seller Subsidiaries for Inspection by Buyer and its Representatives at reasonable times during regular business hours scheduled for such Inspections, and, upon reasonable request, shall provide qualified management, engineering, operations and maintenance and other personnel to make presentations as required, to escort such Persons and to assist in all aspects of conducting the Inspections, provided that each of Buyer and Seller shall bear their own costs of participating in the Inspections and a representative of Seller shall be offered the opportunity to observe any such Inspections; and
         (v) access to all such other information in the possession or control of Seller or the Seller Subsidiaries as shall be reasonably necessary to enable Buyer or its Representatives to verify the accuracy of the representations and warranties of Seller contained in this Agreement or to perform the diligence contemplated by Section 6.2(a); provided, however, any such Inspections shall be conducted in such a manner as not to interfere unreasonably with the operation of the Business. In the event that Seller’s provision of information under this Section 6.2 would (A) constitute a waiver of any legal privilege, including the attorney-client privilege or work product privilege, or (B) violate any legal or contractual obligation of the Seller Subsidiaries to a third party, then Seller shall first notify Buyer with respect to the existence and general nature of the restricted information. The Parties shall thereupon mutually agree upon a reasonable procedure in order to provide Buyer with access to the information while protecting the legitimate interests of the Seller Subsidiaries thereto. The mutually agreed procedure may include, without limitation, a limited waiver of the relevant privilege, Buyer’s agreement to maintain the information in strict confidence, limited review or inspection of the information by specified individuals, or any combination of the foregoing.
          (c) The Parties shall cooperate to schedule Buyer’s Inspections so that, to the extent reasonably feasible, any interference with the operation of the Business is minimized.
          (d) Buyer agrees that, prior to the Closing Date, neither it nor its Representatives will contact any vendors, suppliers, employees, or other contracting parties of the Seller Subsidiaries or any of their Affiliates with respect to the transaction contemplated hereby, without the prior written consent of Seller, which consent shall not be unreasonably withheld.
     6.3 Additional Inspections and Information.
          (a) Seller and HGC Investment acknowledge that, between the date of this Agreement and the Closing Date, Buyer may conduct Inspections with respect to environmental matters, including “Phase I” environmental assessments to the extent Buyer reasonably concludes that such assessments are warranted by the Environmental Reports or the findings of Buyer’s assessments prior to the date of this Agreement. Any such Inspections shall be conducted as provided in Section 6.2. Buyer may not conduct any “Phase II” environmental assessment activities with respect to the Assets other than the taking and analysis of hand auger soil samples from locations on Real Property that are identified by Buyer’s environmental consultant as areas with recognized Environmental Conditions in accordance with the ASTM protocol for Phase I environmental assessments. If, as a result of Buyer’s environmental assessment activities, Buyer reasonably concludes that additional “Phase II” environmental assessment activities are required to determine the extent of a recognized Environmental Condition on Real Property, then Seller and Buyer shall design a mutually acceptable Phase II environmental assessment plan and Seller shall engage an environmental consulting firm reasonably acceptable to Buyer to conduct such assessment. Buyer shall reimburse Seller for the fees and expenses of such consultant, and of any laboratory used by such consultant, incurred by

Seller in connection with such assessment. Seller will provide to Buyer, promptly following Seller’s receipt thereof, copies of all reports, laboratory results and other information composed or compiled by such consultant in connection with any such assessment.
          (b) Buyer shall provide to Seller, promptly following Buyer’s receipt thereof, copies of all audits, reports, studies, assessments and other information composed or compiled, or to be composed or compiled, by Buyer or Buyer’s Representatives in connection with environmental assessment activities. Buyer shall treat all such information delivered to, or composed or compiled by, Buyer or Buyer’s Representative as Environmental Data in accordance with the procedures of Section 6.3(c).
          (c) All audits, reports, studies, assessments and other information delivered to or prepared by Buyer and all other information collected and generated as a result of Buyer’s environmental due diligence (“Environmental Data”) will be subject to the terms and conditions of the Confidentiality Agreement between Seller and Buyer, in the form and substance mutually acceptable to Buyer and Seller (the “Environmental Confidentiality Agreement”), except as otherwise expressly provided in this Section 6.3(c). Except to the extent necessary to fulfill any reporting obligation under any Environmental Law or as otherwise required pursuant to any applicable law or regulation, neither Buyer nor its Representatives shall disclose or release any Environmental Data without the prior written consent of Seller and all such information shall be kept strictly confidential. To the extent reasonably practicable, the Environmental Data shall be prepared at the request of counsel to Buyer or Seller, as appropriate, and, to the fullest extent permitted by law, shall be the work product of such counsel and constitute confidential attorney/client communications. The Environmental Data shall be transferred among Buyer and its Representatives in a manner that will preserve, to the extent reasonably practicable, such privileges. Buyer expressly agrees that until the Closing, it will not distribute the Environmental Data to any third party without Seller’s prior written consent (such consent not to be unreasonably withheld). After the Closing, Buyer agrees that it will not distribute the Environmental Data to any third party (other than Affiliates of the Buyer) without Seller’s prior written consent, except as, in the reasonable judgment of Buyer, is required by law, regulation or by express provisions of Buyer’s corporate compliance program and provided that Seller is provided (to the extent legally permissible and reasonably practicable) written notice at least ten (10) days prior to such distribution; provided, however, that Buyer may distribute the Environmental Data to any potential purchaser of any of the Assets or the Companies or an ownership interest therein (either directly or through the purchase of an ownership interest in an entity that owns an interest in a Company).
     6.4 Confidentiality.
          (a) Prior to the Closing Date, (i) each Party shall, and shall use its reasonable best efforts to cause its Representatives to, keep all Proprietary Information of any other Party confidential and not to disclose or reveal any such Proprietary Information to any person other than such Party’s Representatives and (ii) each Party and its Representatives shall not use such Proprietary Information other than in connection with the consummation of the transactions contemplated hereby. After the Closing Date and except as provided in Section 6.4(c), any Proprietary Information relating to HGC Investment, HGC Holdings or the Company or the Business, shall no longer be subject to the restrictions on Buyer set forth herein. The obligations of the Parties under this Section 6.4(a) shall be in full force and effect for three (3) years from the date hereof and will survive the termination of this Agreement, the discharge of all other obligations owed by the Parties to each other and the Closing Date.
          (b) Subject to Section 6.5 and notwithstanding the terms of Section 6.4(a) above, the Parties agree that prior to the Closing, Buyer may reveal or disclose Proprietary Information to any other Persons in connection with (i) the financing contemplated by Section 6.13 or any equity participation in Buyer’s purchase of the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holdings Membership Interest), (ii) obtaining insurance and (iii) performing Inspections; provided, that such Persons agree in writing to maintain the confidentiality of the Proprietary Information in accordance with this Agreement and the Environmental Confidentiality Agreement.
          (c) Subject to Section 6.5 and notwithstanding anything else to the contrary herein, any of the Parties may provide Proprietary Information of the other Parties to the SEC, the NASD, HPUC or any other Governmental Authority with jurisdiction or any securities exchange, as may be necessary to obtain Required Regulatory Approvals or to comply generally with any relevant law or regulation or as necessary to enforce its rights under this Agreement. The disclosing Party will seek confidential treatment for the Proprietary Information provided to any Governmental Authority and the disclosing Party will notify the other Party as far in advance as is practicable (to the extent legally permissible) of its intention to release to any Governmental Authority any Proprietary Information.
          (d) Notwithstanding anything to the contrary set forth in this Agreement, the obligations of confidentiality hereof, as they relate to the transactions contemplated hereby, shall not apply to the federal tax structure or federal tax treatment of such transactions, and each Party (and any employee, representative, or agent of any Party hereto) may disclose to any and all Persons, without limitation of any kind, the federal tax structure and federal tax treatment of such transaction. The preceding sentence is intended to cause the transactions contemplated hereby not to be treated as having been offered under conditions of confidentiality for purposes of Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the Code and shall be construed in a manner consistent with such purpose. In addition, each Party hereto acknowledges that it has no proprietary or exclusive rights to the tax structure of the transactions contemplated hereby or any tax matter or tax idea related to such transaction.
     6.5 Public Statements. Subject to the requirements imposed by law, any Governmental Authority or securities exchange, prior to the Closing Date, no press release or other public announcement or public statement or comment in response to any inquiry relating to the transactions contemplated by this Agreement shall be issued or made by any Party without the prior approval of the other Party (which approval shall not be unreasonably withheld); provided, however, that Parties agree that the Buyer shall be permitted to file a Current Report on Form 8-K (the “Form 8-K”) disclosing the transactions contemplated by this Agreement and including as an exhibit therein a full and complete copy of this Agreement (excluding schedules). The Parties agree to cooperate in preparing any such announcements, including the Form 8-K.

     6.6 Expenses. Except to the extent specifically provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be borne by the Party incurring such costs and expenses. Notwithstanding anything to the contrary herein, Buyer and Seller shall each be responsible for 50% of the filing fees under the HSR Act relating to the transactions contemplated hereby.
     6.7 Further Assurances. Subject to the terms and conditions of this Agreement and with due regard to Section 9.1, each Party shall use its Commercially Reasonable Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by this Agreement. Such actions shall include, without limitation, each Party using its Commercially Reasonable Efforts to ensure satisfaction of the conditions precedent to its obligations hereunder, including obtaining all necessary consents, approvals and authorizations of third parties and Governmental Authorities required to be obtained in order to consummate the transactions hereunder. None of the Parties hereto shall, without prior written consent of the other Party, take or fail to take any action, which might reasonably be expected to prevent or materially impede, interfere with or delay the transactions contemplated by this Agreement.
     6.8 Consents and Approvals.
          (a) As promptly as advisable after the execution of this Agreement, Buyer and Seller shall each file or cause to be filed with the appropriate Governmental Authority any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the transactions contemplated hereby. Buyer and Seller shall use their respective reasonable best efforts to respond promptly to any requests for additional information made with respect to any such HSR Act filings, and to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of filing of such notification.
          (b) The Parties shall cooperate and use all Commercially Reasonable Efforts (other than any cash payment imposed upon the Seller or its Affiliates by any Governmental Authority as a condition to regulatory approval) to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents and to obtain all necessary permits, consents, approvals and authorizations of all Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, the Required Regulatory Approvals and the PUHCA Staff Concurrence. Buyer shall have the right to review and approve in advance all the information relating to Buyer, on the one hand, and Seller shall have the right to review and approve in advance all the information relating to Seller, on the other hand, in either case, which appear in any filing made in connection with the transactions contemplated by this Agreement. Buyer and Seller agree that they will consult and cooperate with each other with respect to the obtaining of all such necessary permits, consents, approvals and authorizations of Governmental Authorities and the PUHCA Staff Concurrence.
          (c) In connection with applications and other filings for the Required Regulatory Approvals, Buyer and Seller shall jointly, and on an equal basis, coordinate the overall development of the positions to be taken and the regulatory actions to be requested in such applications and filings for approval of the sale by the Seller and the purchase by the Buyer of the HGC Investment Membership Interest, of all other matters contemplated by this Agreement which require regulatory approval and of all other regulatory matters incidental thereto which are to be addressed in such applications and filings. Efforts to obtain any necessary approvals (including from the HPUC) shall be prosecuted by counsel mutually agreed upon by the Parties, and acting as joint counsel to the Parties, it being understood, however, that all positions taken in the filings with such Governmental Authorities shall be consistent with the mutual understandings of the parties, including the Parties’ agreement that their joint application filed with the HPUC shall seek, among other things, permission for HGC Holdings and the Company to incur the indebtedness described on Schedule 6.13.
          (d) Seller and Buyer shall cooperate with each other and promptly prepare and file notifications with, and request Tax clearances from, state and local taxing authorities in any jurisdictions in which a portion of the Purchase Price may be required to be withheld or in which Buyer would otherwise be liable for any Tax liabilities of Seller pursuant to such state and local Tax law.
     6.9 Fees and Commissions. Each of Seller and Buyer represent and warrant to the other that, except for Jeffries & Company, Inc., which is acting for and at the joint expense of Buyer and Seller (such expense not to exceed $100,000 in the aggregate), no broker, finder or other Person is entitled to any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated hereby by reason of any action taken by the Party making such representation. Each of Seller and Buyer will pay to the others or otherwise discharge, and will indemnify and hold the others harmless from and against, any and all claims or liabilities for all brokerage fees, commissions and finder’s fees (other than the fees, commissions and finder’s fees payable to the party listed above) incurred by reason of any action taken by the indemnifying party.
     6.10 Tax Matters. In the event the Sale Option is not exercised pursuant to Section 3.4:
          (a) All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, (A) Hawaii sales tax, (B) Hawaii transfer tax, conveyance fees or conveyances of interests in real and/or personal property, and (C) Hawaii sales tax and transfer tax on deeds shall be borne as follows: fifty percent (50%) by the Buyer and fifty percent (50%) by the Seller. Seller shall file, to the extent required by, or permissible under, applicable law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, Buyer shall join in the execution of any such Tax Returns and other documentation.
          (b) Seller shall indemnify and hold harmless Buyer from and against all Taxes, or claims for Taxes by any Governmental Authority, (including all Taxes incurred as a result of the transactions contemplated by this Agreement) imposed on or incurred by the Seller, or the Seller Subsidiaries before the Closing Date including all Taxes for any Tax period beginning before and ending after the Closing Date (a “Straddle Period”) but only with respect to the portion of such Straddle Period ending on the Closing Date.

          (c) Buyer shall protect and indemnify Seller from and against (i) all Taxes of the Seller Subsidiaries or any successor with respect to all Tax periods beginning after the Closing (a “Post-Closing Tax Period”), (ii) all Taxes of the Seller Subsidiaries or any successor with respect to any Straddle Period but only with respect to the portion of such Tax period beginning after the Closing, (iii) all Taxes appearing as a liability on the Financial Statements or statements prepared in calculation of Consolidated Working Capital (“Applicable Financial Statements”), and (iv) all Taxes imposed on the Seller Subsidiaries on the Closing Date solely as a result of actions taken on the Closing Date by the Buyer or Seller Subsidiaries which actions are not contemplated by and are not consistent with this Agreement. Buyer shall be entitled to any refunds of Taxes with respect to the periods described in clauses (i) and (ii) of this Section 6.10(c), and any Taxes reflected as an asset in the Applicable Financial Statements.
          (d) The Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns of a Seller Subsidiary due on or after the Closing Date provided that Seller shall have an opportunity to review all such Tax Returns and any amendments thereto no later than fifteen (15) days prior to the filing thereof unless such Tax Returns have no effect upon a Pre-Closing Tax Period or the Straddle Period for which the Seller may be required to indemnify the Buyer.
          (e) The Seller and the Buyer shall make available to the other, as reasonably requested, all information, records or documents in their possession relating to Tax liabilities of a Seller Subsidiary for all Tax periods ending on, prior to or including the Closing Date and shall preserve all such information, records and documents until the later of five years from the Closing Date or the expiration of any applicable Tax statute of limitations or extensions thereof; provided, however, that if a proceeding has been instituted for which the information, records or documents is required prior to the expiration of the applicable statute of limitations, such information, records or documents shall be retained until there is a final determination with respect to such proceeding. After the end of such five-year period, the expiration of the applicable Tax statute of limitations or final determination, as applicable, Buyer and Seller may dispose of such information, books and records and documents but before their disposition, a party shall give the other party the opportunity to take possession of them. Any information obtained in accordance with this Section 6.10(f) shall be kept confidential by the parties, unless and only to the extent that disclosure is required by law, legal process or regulatory authority. Whenever a Tax authority begins a Tax audit, asserts a claim, makes an assessment or otherwise disputes the amount of Tax for which a party is or may be liable to the other party under this Agreement, that other party shall promptly inform the party so liable.
          (f) After the Closing Date, the Buyer shall have exclusive control over and responsibility to represent any Seller Subsidiary’s interests in any Tax audit or administrative or court proceeding (a “Buyer Contest”) with respect to all Post-Closing Tax Periods and Straddle Periods (or Straddle Period for which the Buyer may be required to indemnify the Seller) and to employ counsel of its choice at its expense; provided that, the Buyer may not agree to any settlement or compromise of any such Buyer Contest if such settlement or compromise will give rise to an indemnification obligation of the Seller or would affect a Pre-Closing Tax Period or a Straddle Period for which Seller may be required to indemnify the Buyer, without the prior consent of the Seller which consent will not be unreasonably withheld or delayed. The Buyer and the Seller agree to cooperate fully with each other with respect to defending or answering any Buyer Contest and to provide each other with all materials, information and documents as reasonably requested by the other. The Seller and the Buyer covenant to negotiate and defend any Buyer Contest in good faith.
          (g) After the Closing Date, the Seller shall have exclusive control over and responsibility to represent a Seller Subsidiary’s interests in any Tax audit or administrative or court proceeding (a “Shareholder Contest”) with respect to all Pre-Closing Tax Periods and to employ counsel of its choice at its expense; provided that, the Seller may not agree to any settlement or compromise of any such Shareholder Contest if such settlement or compromise will give rise to an indemnification obligation of the Buyer or would affect a Post-Closing Tax Period or a Straddle Period for which the Buyer may be required to indemnify the Seller without the prior consent of Buyer, which consent will not be unreasonably withheld or delayed. The Buyer and the Seller agree to cooperate fully with each other with respect to defending or answering any Shareholder Contest and to provide each other with all materials, information and documents as reasonably requested by the other. The Seller and the Buyer covenant to negotiate and defend any Shareholder Contest in good faith.
          (h) To the extent requested by Seller and at the sole expense of Seller, Buyer will (or cause a Seller Subsidiary to) as promptly as practicable claim any refund relating to Taxes paid by a Seller Subsidiary with respect to a Pre-Closing Tax Period or a Straddle Period for which the Seller may be required to indemnify the Buyer or for which Seller is responsible under Section 6.10(b) and which were paid to Buyer in connection with a claim for indemnification under this Agreement. If, after the Closing Date, Buyer or a Seller Subsidiary receives any refund of Taxes that were paid by a Seller Subsidiary with respect to a Pre-Closing Tax Period for which the Seller may be required to indemnify the Buyer or for which Seller is responsible under Section 6.10(b) and which were paid to Buyer in connection with a claim for indemnification under this Agreement, the Buyer or the Seller Subsidiary shall promptly transfer the amount of such Tax refund to the Seller. Any refund of Tax for a Pre-Closing Tax Period shall be retained by Buyer if such refund was reflected as an asset on the Applicable Financial Statements and increased the purchase price under Section 3.3.
          (i) Buyer and Seller will equitably apportion any refund or credit of Taxes for any Straddle Period in accordance with the principles of this Section 6.10 by taking into account the treatment of such Tax on the Applicable Financial Statements and the impact of such Tax on the purchase price under Section 3.3. For example, if a Seller Subsidiary paid a Tax for a Straddle Period and such Tax is reflected neither as an asset nor a liability on the Applicable Financial Statements and did not increase the purchase price under Section 3.3, any refund of such Tax shall be paid to Seller. In further example, if Buyer pays a Tax for a Straddle Period and such Tax was not reflected as a liability by Seller on the Applicable Financial Statements and did not reduce the purchase price under Section 3.3, any refund of Tax shall be retained by Buyer. If Seller paid a refunded or credited Tax for a Straddle Period to Buyer in connection with a claim for indemnification under this Agreement, Buyer shall pay such refunded or credited Tax to Seller.
          (j) The taxable year of HGC Investment shall close as of the Closing Date in accordance with Treasury Regulations Section 1.1502-76.

     6.11 Advice of Changes. Prior to the Closing and with due regard to Section 6.2(a), each Party will timely advise the other in writing with respect to any matter arising after execution of this Agreement which becomes known to that Party and which either constitutes a breach of such Party’s covenants in this Agreement or, if existing or occurring at the date of this Agreement, would have been required to be set forth in this Agreement, including any of the Schedules or Exhibits hereto. Any such written notice will not be deemed to have amended this Agreement, including the appropriate Schedule or Exhibit, or to have qualified any representation or warranty contained in this Agreement, or to have cured any misrepresentation or breach of warranty that otherwise might have existed hereunder by reason of the development.
     6.12 Buyer’s Election With Respect to Certain Indebtedness. Pursuant to Section 6.1(c), the indebtedness of HGC Holdings described on Schedule 6.12 must be paid in full at or prior to the Closing unless Buyer elects pursuant to this Section 6.12 to allow such indebtedness to remain outstanding. To exercise such election, Buyer shall provide Seller with written notice of its decision to allow such indebtedness to remain outstanding on or before January 31, 2006.
     6.13 Placement of Indebtedness of HGC Holdings and the Company. Seller acknowledges that Buyer intends that at the Closing, HGC Holding and the Company shall incur indebtedness in the amounts described on Schedule 6.13 and use the proceeds thereof to retire the indebtedness described on Schedule 6.12 and to fund part of the Purchase Price. Seller shall, and shall use Commercially Reasonable Efforts to cause HGC Holdings and the Company, at the expense of the Buyer, to cooperate with Buyer with respect to such indebtedness to the end that such indebtedness may be incurred contemporaneous with the Closing, provided, however, that until the Closing occurs, neither HGC Holdings nor the Company shall be obligated to incur any such indebtedness. All of Buyer’s potential lenders must execute a confidentiality agreement in form and substance acceptable to Seller prior to commencing diligence with respect the Seller Subsidiaries.
     6.14 Acquisition of Remaining Membership Interests in HGC Holdings. On or prior to the Closing Date, HGC Investment shall purchase the 0.1% managing member interest of HGC Holdings from the current managing member of HGC Holdings such that it owns the HGC Holdings Membership Interest at the Closing.
     6.15 Transition Arrangements. Prior to September 21, 2005, the Parties shall use reasonable best efforts to agree on the form and substance of a transition services agreement (the “Transition Services Agreement”) which shall provide for (i) services to be provided by certain third parties currently providing services to the Company and (ii) the use and allocation of certain assets and services currently being used by HGC Holdings and the Company or Seller’s Affiliates.
     6.16 Certain Transactions. Buyer shall cause the Persons listed on Schedule 6.16 not to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or division thereof that is subject to the jurisdiction of the HPUC, or otherwise acquire or agree to acquire any assets subject to the jurisdiction of the HPUC.

     6.17 Non-Competition, Non-Solicitation. In order to assure that Buyer will realize the benefits of the transactions contemplated hereby, the Seller, and if the Sale Option is exercised, HGC Investment, agree they will not, and that none of their Affiliates will:
          (a) For a period of three (3) years beginning on the Closing Date (the “Noncompete Period”), directly or indirectly, alone or as a shareholder, member, limited partner, joint venturer, of any company or business, engage in the (i) the regulated utility business of manufacturing, selling and distributing synthetic natural gas on the island of Oahu, Hawaii, and of propane gas within the State of Hawaii or (ii) the business of purchasing, marketing and selling propane gas in the State of Hawaii (the “Territory”); provided, however, that (i) beneficial ownership by the Seller or its Affiliates of less than ten percent (10%) of any class of securities of any entity having a class of equity securities actively traded on a national securities exchange or over-the-counter market shall be permitted and (ii) the Seller and its Affiliates may engage in the activities listed on Schedule 6.17(a).
          (b) During the period from the date hereof to the end of the Noncompete Period, directly or indirectly, employ, attempt to employ or assist any other Person to employ any of the persons listed on Schedule 6.17(b) (the “Restricted Employees”) while they remain employed by the Company or in any manner seek to induce or endeavor to induce any Restricted Employee to leave his or her employment with the Company without the prior written consent of Buyer.
          (c) Seller, and if the Sale Option is exercised, HGC Investment, agree and acknowledge that the restrictions contained in this Section 6.17 are reasonable in scope and duration, and are necessary to protect the Buyer, HGC Holdings and the Company after the Closing Date. If any provision of this Section 6.17 as applied to any party or to any circumstance is adjudged by a court to be invalid or unenforceable, the same will in no way affect any other circumstance or the validity or enforceability of this Agreement. If any such provision, or any part thereof, is held to be unenforceable because of the duration of such provision or the area covered thereby, the parties agree that the court making such determination shall have the power to reduce the duration and/or area of such provision, and/or to delete specific words or phrases, and in its reduced form, such provision shall then be enforceable and shall be enforced. Seller, and if the Sale Option is exercised, HGC Investment, agree and acknowledge that any breach of this Section 6.17 will cause irreparable injury to Buyer, HGC Holdings and the Company and upon any breach or threatened breach of any provision of this Section 6.17, Buyer, HGC Holdings and the Company shall be entitled to injunctive relief, specific performance or other equitable relief, without the necessity of posting bond; provided, however, that this shall in no way limit any other remedies which Buyer, HGC Holdings and the Company may have as a result of such breach, including the right to seek monetary damages.
     6.18 Transfer of HGC Investment Portfolio Securities. If the Sale Option is not exercised, HGC Investment shall (i) on or prior to the Closing Date, distribute to the Seller all of the membership interests in K-1 Knowledge, LLC in redemption and cancellation of one Unit of Common Interest in HGC Investment held by the Seller, and (ii) take any other action necessary to allow the representations and warranties contained in Section 4.25(c) to be true and correct as of the Closing Date.

     6.19 Tax Matters Upon Exercise of Sale Option. In the event the Sale Option is exercised pursuant to Section 3.4:
          (a) All Transfer Taxes incurred in connection with this Agreement and the transactions contemplated hereby, including, without limitation, (A) Hawaii sales tax, (B) Hawaii transfer tax, conveyance fees or conveyances of interests in real and/or personal property, and (C) Hawaii sales tax and transfer tax on deeds shall be borne as follows: fifty percent (50%) by the Buyer and fifty percent (50%) by HGC Investment. HGC Investment shall file, or cause to be filed to the extent required by, or permissible under, applicable law, all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable law, Buyer shall join in the execution of any such Tax Returns and other documentation.
          (b) Seller and HGC Investment shall indemnify and hold harmless Buyer from and against all Taxes (or claims for Taxes by any Governmental Authority) imposed on or incurred by HGC Holdings or the Company on or before the Closing Date including Taxes for any Straddle Period but only with respect to the portion of such Straddle Period ending on the Closing Date.
          (c) Buyer shall protect and indemnify HGC Investment from and against (i) all Taxes of HGC Holdings or the Company or any successor with respect to all Post Closing Tax Periods, (ii) all Taxes of HGC Holdings or the Company or any successor with respect to the Straddle Period but only with respect to the portion of such Straddle Period beginning after the Closing, (iii) all Taxes appearing as a liability on the Financial Statements or statements prepared in calculation of Consolidated Working Capital (“Applicable Financial Statements”), and (iv) all Taxes imposed on HGC Holdings or the Company on the Closing Date solely as a result of actions taken on the Closing Date by the Buyer or HGC Holdings or the Company which are not contemplated by and are not consistent with this Agreement. Buyer shall be entitled to any refunds of Taxes with respect to the periods described in clauses (i) and (ii) of this Section 6.19(c), and any Taxes reflected as an asset in the Applicable Financial Statements.
          (d) The Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns of HGC Holdings and the Company due on or after the Closing Date provided that HGC Investment shall have an opportunity to review all such Tax Returns and any amendments thereto no later than fifteen (15) days prior to the filing thereof unless such Tax Returns have no effect upon a Pre-Closing Tax Period or Seller’s Tax Period.
          (e) HGC Investment and the Buyer shall make available to the other, as reasonably requested, all information, records or documents in their possession relating to Tax liabilities of HGC Holdings and the Company for all Tax periods ending on, prior to or including the Closing Date and shall preserve all such information, records and documents until the later of five years from the Closing Date or the expiration of any applicable Tax statute of limitations or extensions thereof; provided, however, that if a proceeding has been instituted for which the information, records or documents is required prior to the expiration of the applicable statute of limitations, such information, records or documents shall be retained until there is a final determination with respect to such proceeding. After the end of such five-year period, the expiration of the applicable Tax statute of limitations or final determination, as applicable, Buyer and Seller may dispose of such information, books and records and documents but before their disposition, a party shall give the other party the opportunity to take possession of them. Any information obtained in accordance with this Section 6.19(e) shall be kept confidential by the parties, unless and only to the extent that disclosure is required by law, legal process or regulatory authority. Whenever a Tax authority begins a Tax audit, asserts a claim, makes an assessment or otherwise disputes the amount of Tax for which a party is or may be liable to the other party under this Agreement, that other party shall promptly inform the party so liable.
          (f) After the Closing Date, the Buyer shall have exclusive control over and responsibility to represent HGC Holdings and the Company’s interests in any Buyer Contest with respect to all Post-Closing Tax Periods and Straddle Periods for which the Buyer may be required to indemnify the Seller and to employ counsel of its choice at its expense; provided that, the Buyer may not agree to any settlement or compromise of any such Buyer Contest if such settlement or compromise will give rise to an indemnification obligation of Seller or HGC Investment or would affect a Pre-Closing Tax Period or a Straddle Period for which the Seller or HGC Investment may be required to indemnify the Buyer, without the prior consent of Seller or HGC Investment which consent will not be unreasonably withheld or delayed. The Buyer, Seller and HGC Investment agree to cooperate fully with each other with respect to defending or answering any Buyer Contest and to provide each other with all materials, information and documents as reasonably requested by the other. HGC Investment and the Buyer covenant to negotiate and defend any Buyer Contest in good faith.
          (g) After the Closing Date, HGC Investment shall have exclusive control over and responsibility to represent HGC Holdings and the Company’s interests in any Shareholder Contest with respect to all Pre-Closing Tax Periods and to employ counsel of its choice at its expense; provided that, HGC Investment may not agree to any settlement or compromise of any such Shareholder Contest if such settlement or compromise will give rise to an indemnification obligation of the Buyer or would affect a Post-Closing Tax Period or a Straddle Period for which Buyer may be required to indemnify the Seller or HGC Investment without the prior consent of Buyer, which consent will not be unreasonably withheld or delayed. The Buyer, Seller and HGC Investment agree to cooperate fully with each other with respect to defending or answering any Shareholder Contest and to provide each other with all materials, information and documents as reasonably requested by the other. Seller, HGC Investment and the Buyer covenant to negotiate and defend any Shareholder Contest in good faith.
          (h) To the extent requested by Seller or HGC Investment and at the sole expense of Seller or HGC Investment, Buyer will (or cause HGC Holdings or the Company to) as promptly as practicable claim any refund relating to Taxes paid by HGC Holdings or the Company with respect to a Pre-Closing Tax Period or a Straddle Period for which the Seller or HGC Investment may be required to indemnify the Buyer or for which Seller or HGC Investment is responsible under Section 6.19(b) and which were paid to Buyer in connection with a claim for indemnification under this Agreement. If, after the Closing Date, Buyer or HGC Holdings or the Company receives any refund of Taxes that were paid by HGC Holdings or the Company with respect to a Pre-Closing Tax Period for which the Seller or HGC Investment may be required to indemnify the Buyer or for which Seller or HGC Investment is responsible under Section 6.19(b) and which were paid to Buyer in connection with a claim for indemnification under this Agreement, the Buyer shall promptly transfer the amount of such Tax refund to HGC Investment. Any refund of Tax for a Pre-Closing Tax Period shall be retained by

Buyer if such refund was reflected as an asset on the Applicable Financial Statements and increased the purchase price under Section 3.3.
          (i) Buyer and HGC Investment will equitably apportion any refund or credit of Taxes for any Straddle Period in accordance with the principles of this Section 6.19 by taking into account the treatment of such Tax on the Applicable Financial Statements and the impact of such Tax on the purchase price under Section 3.3. For example, if a HGC Holdings and the Company paid a Tax for a Straddle Period and such Tax is reflected neither as an asset nor a liability on the Applicable Financial Statements and did not increase the purchase price under Section 3.3, any refund of such Tax shall be paid to Seller. In further example, if Buyer pays a Tax for a Straddle Period and such Tax was not reflected as a liability on the Applicable Financial Statements and did not reduce the purchase price under Section 3.3, any refund of Tax shall be retained by Buyer. If HGC Investment paid a refunded or credited Tax for a Straddle Period to Buyer in connection with a claim for indemnification under this Agreement, Buyer shall pay such refunded or credited Tax to HGC Investment.
          (j) In connection with the sale of HGC Holdings, the basis of the assets held by HGC Holdings will be adjusted under Section 743 of the Code to take into account the amount paid by Buyer for HGC Holdings or Buyer will be treated as having acquired the assets of HGC Holdings.
     6.20 Earnest Money Deposit. Within two (2) Business Days after the Acceptance Time, Buyer will, at its sole discretion, deliver either: (i) to the Escrow Agent (as defined in the Escrow Agreement) the sum of $12,150,000 (together with all interest that accrues thereon and all other amounts delivered pursuant to this Section 6.20, the “Earnest Money Deposit”) or (ii) an unconditional letter of credit from an internationally-recognized financial institution reasonably acceptable to the Seller in the amount of $12,150,000 issued to Seller in form and substance acceptable to Seller (each letter of credit delivered pursuant to this Section 6.20, shall be referred to herein as a “Letter of Credit”), each as partial consideration for this Agreement. On the Regulatory Approval Closing Date, Buyer will either, at its sole discretion, deliver either (i) to the Escrow Agent an additional $12,150,000 or (ii) to the Seller an additional Letter of Credit in the amount of $12,150,000. The Earnest Money Deposit will be deposited with the Escrow Agent pursuant to an escrow agreement among the Escrow Agent, Seller and Buyer in the form of Exhibit E and applied to the Purchase Price at Closing (the “Escrow Agreement”).
     6.21 Cooperation. After the Acceptance Time, at the sole expense of the Buyer, Seller and HGC Investments hereby agree to cooperate with and assist Buyer and its independent auditors in the preparation of audited financial statements for HGC Holdings, or if the Sale Option is not exercised, for HGC Investment (prepared on the basis that HGC Holdings was the only asset of HGC Investment during such period), for the period July 1, 2005 through June 30, 2006, including closing the books of the companies being audited, making available the books and records of the companies being audited, providing access to the management and prior auditors of the companies being audited and causing the management of the companies being audited to provide representation letters to the Buyer’s independent auditors in a timely manner so as to allow the Buyer’s independent auditors to complete the audit of such financial statements at the earliest possible time, and in any event, by the date which is 30 business days after the closing of the books for the companies being audited for June 30, 2006. Seller and HGC

Investments further agree at Buyer’s expense, prior to December 31, 2005, to cause the preparation (in accordance with Regulation S-X of the U.S. securities laws) and the issuance of the audited consolidated financial statements for HGC Holdings, or if the Sale Option is not exercised, for HGC Investment (prepared on the basis that HGC Holdings was the only asset of HGC Investment during such period) for the period from August 8, 2003 to June 30, 2004 and the fiscal year ended June 30, 2005.
ARTICLE VII
CONDITIONS
     7.1 Conditions to Obligations of Buyer. The obligation of Buyer to effect the purchase of the HGC Investment Membership Interest (or if the Sale Option has been exercised, the HGC Holdings Membership Interest) shall be subject to the fulfillment of the following conditions, or waiver thereof by Buyer at or prior to the Closing Date; provided, however, that if the Closing Date occurs after the Regulatory Approval Closing Date, the conditions set out in Sections 7.1(a), (c), (d), (f) and (g) shall be deemed to have been satisfied by their satisfaction on the Regulatory Application Closing Date:
          (a) Any waiting period under the HSR Act applicable to the consummation of the sale of the HGC Investment Membership Interest contemplated hereby shall have expired or been terminated and the repeal of PUHCA shall have become effective and the six month transition period in respect thereof shall have expired;
          (b) No preliminary or permanent injunction or other order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated herein shall have been issued and remain in effect (each Party agreeing to use its commercially reasonable efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority prohibiting the consummation of the sale of the Assets;
          (c) Buyer shall have received all of Buyer’s Required Regulatory Approvals by Final Order, and such Required Regulatory Approvals shall not contain terms and conditions that would result in a Regulatory Material Adverse Effect for Buyer or a Company Material Adverse Effect;
          (d) Seller or HGC Investment shall have received all of Seller’s Required Regulatory Approvals by Final Order, and such Required Regulatory Approvals shall not contain terms and conditions that would result in a Regulatory Material Adverse Effect for Buyer or a Company Material Adverse Effect;
          (e) Seller and HGC Investment shall have performed and complied with each of its covenants and agreements contained in this Agreement which are required to be performed and complied with by Seller and HGC Investment on or prior to the Closing Date except, with respect to the covenants of Seller other than the covenants described in Section 6.1(c), where the failure to so perform or comply when taken in the aggregate, would not have a Material Adverse

Effect with respect to Buyer (assuming the transaction contemplated hereby has been consummated) or a Company Material Adverse Effect;
          (f) The representations and warranties of Seller (and HGC Investment, if the Sale Option is exercised) set forth in this Agreement shall be true and correct as of the Closing Date as though made at and as of the Closing Date, except (i) to the extent due to changes expressly permitted by this Agreement or otherwise in writing by Buyer, (ii) representations and warranties made as of, or in respect of, only a specified date or period shall be true and correct as of, or in respect of, such date or period and (iii) except with respect to the representations and warranties contained in Section 4.2(b) or Section 10.2(b), whichever is applicable, to the extent that any failure of such representations and warranties (without giving effect to the qualifiers contained in the introductory sentences of Articles IV and X) to be true and correct as aforesaid when taken in the aggregate would not have a Buyer Material Adverse Effect (assuming the transaction contemplated hereby has been consummated) or a Company Material Adverse Effect;
          (g) No Company Material Adverse Effect shall have occurred and be continuing as a result of occurrences or conditions arising after the date of this Agreement;
          (h) Seller (and if the Sale Option is exercised, HGC Investment) shall have delivered, caused to be delivered, or be standing ready to deliver, to Buyer at the Closing, Seller’s (and if the Sale Option is exercised, HGC Investment’s) closing deliveries described in Section 3.5;
          (i) HGC Holdings and the Company shall have fully cooperated with Buyer in respect of, and shall have agreed to incur the indebtedness described on, Schedule 6.13, on terms satisfactory to Buyer; and
          (j) HGC Holdings and the Company shall have entered into the Transition Services Agreement.
     7.2 Conditions to Obligations of Seller. The obligations of Seller to effect the sale of the HGC Investment Membership Interest (or if the Sale Option is exercised, the HGC Holding Membership Interest) shall be subject to the fulfillment of the following conditions, or the waiver thereof, by Seller (or HGC Investment, if the Sale Option is exercised) at or prior to the Closing Date:
          (a) Any waiting period under the HSR Act applicable to the consummation of the sale of the HGC Investment Membership Interest contemplated hereby shall have expired or been terminated and the repeal of PUHCA shall have become effective and the six month transition period with respect thereto shall have expired;
          (b) No preliminary or permanent injunction or other order or decree by any Governmental Authority which prevents the consummation of the transactions contemplated herein shall have been issued and remain in effect (each of Seller and Buyer agreeing to use its commercially reasonable efforts to have any such injunction, order or decree lifted) and no statute, rule or regulation shall have been enacted by any state or federal government or Governmental Authority in the United States prohibiting the consummation of the sale of the Assets;
          (c) Seller (or if the Sale Option is exercised, HGC Investment) shall have received all of Seller’s Required Regulatory Approvals by Final Order, and such Required Regulatory Approvals shall not contain terms and conditions that would have a Seller Material Adverse Effect;
          (d) Buyer shall have performed and complied with each of its covenants and agreements contained in this Agreement which are required to be performed and complied with by Buyer on or prior to the Closing Date except where the failure to so perform or comply, when taken in the aggregate, would not have a Seller Material Adverse Effect;
          (e) The representations and warranties of Buyer set forth in this Agreement shall be true and correct as of the Closing Date as though made at and as of the Closing Date, except (i) that representations and warranties made as of or in respect of, only a specified date or period shall be true and correct as of, or in respect of such date or period and (ii) to the extent that any failure of such representations and warranties to be true and correct as aforesaid when taken in the aggregate would not have a Seller Material Adverse Effect;
          (f) Buyer shall have delivered, caused to be delivered or standing ready to deliver, to Seller (or if the Sale Option is exercised, to HGC Investment) at the Closing, Buyer’s closing deliveries described in Section 3.5.
ARTICLE VIII
POST-CLOSING INDEMNIFICATION
     8.1 Indemnification of Seller by Buyer. After Closing, and subject to Section 8.3, Buyer shall indemnify, defend and hold harmless Seller, its officers, directors, employees, shareholders, Affiliates and agents (each, a “Seller Indemnitee”) from and against any and all Losses asserted against or paid or incurred by any Seller Indemnitee (each, a “Seller Indemnifiable Loss”) in any way relating to, resulting from or arising out of or in connection with (i) any breach by Buyer of any covenant or agreement of Buyer contained in this Agreement or any failure or inaccuracy of any representation or warranty of Buyer contained in this Agreement (determined as if such representation and warranty was made at and as of the Closing Date, unless such representation and warranty expressly specifies that it is made at or as of another date) and (ii) any loss or damages resulting from or arising solely out of any Inspection.
     8.2 Indemnification of Buyer by Seller or HGC Investment. After Closing, and subject to Section 8.3, Seller (and HGC Investment, if the Sale Option is exercised) shall indemnify, defend and hold harmless Buyer, their respective officers, directors, employees, shareholders, Affiliates and agents (each, a “Buyer Indemnitee”) from and against any and all Losses asserted against or paid or incurred by any Buyer Indemnitee (each, a “Buyer Indemnifiable Loss”) in any way relating to, resulting from or arising out of or in connection with any breach by Seller of any covenant or agreement of Seller or HGC Investment contained in this Agreement or failure or inaccuracy of any representation or warranty of Seller or HGC Investment contained in this Agreement (determined as if such representation and warranty was made at and as of the earlier of the Regulatory Approval Closing Date or the Closing Date, unless such representation and warranty expressly specifies that it is made at or as of another date). If, and to the extent, any Buyer Indemnifiable Loss is reflected in the calculation of the Consolidated Working Capital, Buyer shall not be entitled to recover any amount for such Loss.
     8.3 Certain Limitations on Indemnification.
          (a) Notwithstanding anything to the contrary contained herein:
     (i) any Indemnitee shall use Commercially Reasonable Efforts to mitigate all Losses relating to a claim under these indemnification provisions, including availing itself of any defenses, limitations, rights of contribution, claims against third persons and other rights at law or equity. The Indemnitee’s Commercially Reasonable Efforts shall include the reasonable expenditure of money to mitigate or otherwise reduce or eliminate any Loss for which indemnification would otherwise be due, and the Indemnifying Party shall reimburse the Indemnitee for the Indemnitee’s reasonable expenditures in undertaking the mitigation;
     (ii) any indemnifiable Loss shall be net of the dollar amount of any insurance or other proceeds actually received by the Indemnitee or any of its Affiliates with respect to the indemnifiable Loss. Any Party seeking indemnity hereunder shall use Commercially Reasonable Efforts to seek coverage (including both costs of defense and indemnity) under applicable insurance policies with respect to any such indemnifiable Loss. Any amounts paid as an indemnity payment shall be grossed up to reflect the Taxes payable by the Indemnitee in respect thereof such that the Indemnitee receives the full amount of such payment on an after-Tax basis; and
     (iii) any indemnity payment paid by Seller or Buyer under this Article VIII or Section 6.10 shall be treated as an adjustment to the Purchase Price or a contribution of property for Tax purposes.
          (b) Except as otherwise provided in this Section 8.3(b), the representations, warranties, covenants and agreements of the Parties set forth in this Agreement shall survive the Closing Date for a period of eighteen (18) months, and all representations, warranties, covenants and agreements of the Parties under this Agreement and the related indemnities granted in this Article VIII shall terminate at 5:00 p.m., local time in New York City, New York, on the day that is eighteen (18) months after the Closing Date; provided, however, that Seller’s representations and warranties set forth in Sections 4.2, 4.8, 4.14, 4.25 or 10.2, 10.8 and 10.14 (whichever is applicable) and Seller’s covenants set forth in Sections 6.10 and 6.19 shall survive the Closing Date until the expiration of the statute of limitations applicable to such matters or applicable for each Tax and taxable year, as the case may be. The expiration, termination or extinguishment of any representation, warranty, covenant or agreement shall not affect the Parties’ obligations under Section 8.1 or 8.2 hereof if the Indemnitee provided the Indemnifying Party with proper notice of the claim or event for which indemnification is sought prior to such expiration, termination or extinguishment. Notwithstanding the foregoing provisions of this Section 8.3(b), the representations, warranties, covenants and agreements contained in Sections

3.3(d), 6.3(c), 6.4, 6.5, 6.10, 6.18, 6.19, and in Articles VIII and Article XI, will survive the Closing in accordance with their terms.
          (c) Notwithstanding anything to contrary in this Agreement, in no event shall Buyer indemnify Seller Indemnitees or Seller indemnify Buyer Indemnitees, or otherwise be liable in any way whatsoever to said Indemnitees, for any Losses otherwise subject to indemnification by the Indemnifying Party (determined after giving effect to the other provisions of this Section 8.3) until the Buyer Indemnitees or the Seller Indemnitees, as the case may be, have incurred otherwise indemnifiable Losses that in the aggregate exceed a deductible amount equal to 0.75% of the Base Purchase Price (the “Deductible”), after which Buyer or Seller, as the case may be, shall then be liable for all Losses in excess of the Deductible incurred by the Seller Indemnitees or the Buyer Indemnitees, as applicable. The limitations on indemnification set forth in this Section 8.3(c) shall not apply to any Losses asserted against or suffered by an Indemnitee in any way relating to, resulting from or arising out of or in connection with the failure of the appropriate Party to make the payment required to be made by it in accordance with Sections 3.3(d), 6.10 or 6.19 or as a result of Seller’s breach of its representation contained in Sections 4.2(b) or 10.2(b) (whichever is applicable) or Section 4.25 (if applicable).
          (d) Losses of a Buyer Indemnitee relating to a particular breach of Seller’s representations and warranties or any performance satisfaction shall not constitute indemnifiable Losses, and therefore shall not be applied towards the Deductible or be indemnifiable by Seller hereunder, unless such Losses relating to such particular breach exceed $50,000. The limitations on indemnification set forth in this Section 8.3(d) shall not apply to any Losses asserted against or suffered by an Indemnitee in any way relating to, resulting from or arising out of or in connection with the failure of the appropriate Party to make the payment required to be made by it in accordance with Sections 3.3(d), or 6.10 or 6.19 or as a result of Seller’s breach of its representation contained in Sections 4.2(b) or 10.2(b) (whichever is applicable) or Section 4.25 (if applicable).
          (e) Notwithstanding anything to the contrary in this Agreement, in no event shall Seller indemnify the Buyer Indemnitees or Buyer indemnify Seller Indemnitees, or be otherwise liable in any way whatsoever to said Indemnitees, for any Losses otherwise subject to indemnification by the Indemnifying Party (determined after giving effect to the other provisions of this Section 8.3) that in the aggregate exceed an amount equal to seventy-five percent (75%) of the Base Purchase Price. The limitation contained in this Section 8.3(e) shall not apply to Seller’s indemnity obligation under Sections 6.10 or 6.19 as a result of Seller’s breach of its representation contained in Sections 4.2(b) or 10.2(b) (whichever is applicable) or Section 4.25 (if applicable).
          (f) Except to the extent otherwise provided in Section 3.3 and Section 6.10 or Section 6.19, after Closing the rights and remedies of Seller and Buyer under this Article VIII are exclusive and in lieu of any and all other rights and remedies which each of Seller and Buyer may have under this Agreement or otherwise for monetary relief, with respect to all post-Closing claims relating to this Agreement, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby or thereby.
          (g) Notwithstanding anything to the contrary contained herein, no Party (including an Indemnitee) shall be entitled to recover from any other Party (including an indemnifying Party) for any liabilities, damages, obligations, payments, losses, costs or expenses under this Agreement any amount in excess of the actual compensatory damages, court costs and reasonable attorney’s and other advisor fees suffered by such Party. Each of Buyer and Seller waive any right to recover punitive, incidental, special, exemplary and consequential damages arising in connection with or with respect to this Agreement. The provisions of this Section 8.3(g) shall not apply to indemnification for a Third Party Claim.
          (h) The limitations set forth in this Section 8.3 do not apply to fraud or willful misconduct of a Party.
          (i) No amount shall be recovered by Buyer to the extent recovery is precluded by Section 11.14. No amount shall be recovered from Buyer for the breach or untruth of any of such Buyer’s representations, warranties, covenants or agreements, or for any other matter, to the extent that the Seller or HGC Investment had Knowledge of such breach, untruth or other matter at or prior to the date of this Agreement, nor shall the Seller or HGC Investment be entitled to rescission with respect to any such matter. No amount shall be recovered from the Seller or HGC Investment for the breach or untruth of any of such Party’s representations, warranties, covenants or agreements, or for any other matter, to the extent that the Buyer had Knowledge of such breach, untruth or other matter at or prior to the Acceptance Time, nor shall the Buyer be entitled to rescission with respect to any such matter.
          (j) For purposes of this Article VIII only and except as provided below, the existence of a breach of the Seller’s or HGC Investment’s representations or warranties in this Agreement and the calculation of Losses arising out of Seller’s or HGC Investment’s breach of a representation or warranty in this Agreement shall be determined without giving effect to the qualifying language contained in the introductory sentences of Articles IV or X. Notwithstanding the foregoing, the Parties acknowledge and agree that effect shall be given to any exception or qualification of any representation or warranty in this Agreement of any Party that is based on use of the term “materiality” or the phrase “in all material respects” and similar undefined terms and phrases.
     8.4 Defense of Claims.
          (a) If any Indemnitee receives notice of the assertion or commencement of any Third Party Claim made or brought by any Person who is not a Party to this Agreement or any Affiliate of a Party to this Agreement with respect to which indemnification is to be sought from an Indemnifying Party, the Indemnitee shall give such Indemnifying Party reasonably prompt written notice thereof, but in any event such notice shall not be given later than ten (10) calendar days after the Indemnitee’s receipt of notice of such Third Party Claim. Such notice shall describe the nature of the Third Party Claim in reasonable detail (as it is then known to the Indemnitee) and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee. The Indemnifying Party will have the right to participate in or, by giving written notice to the Indemnitee, to elect to assume the defense of any Third Party Claim at such Indemnifying Party’s expense and by such Indemnifying Party’s own counsel, provided that the counsel for the Indemnifying Party who shall conduct the defense of such Third Party Claim shall be reasonably satisfactory to the Indemnitee. The Indemnitee shall cooperate in good faith in such defense at such Indemnitee’s own expense. If an Indemnifying

Party elects not to assume or to participate in the defense of any Third Party Claim, the Indemnitee may compromise or settle such Third Party Claim over the objection of the Indemnifying Party, which settlement or compromise shall conclusively establish the Indemnifiable Loss for which the Indemnified Party may seek indemnification from the Indemnifying Party pursuant to this Agreement.
     (b) (i) If, within ten (10) calendar days after an Indemnitee provides written notice to the Indemnifying Party of any Third Party Claims, the Indemnitee receives written notice from the Indemnifying Party that such Indemnifying Party has elected to assume the defense of such Third Party Claim as provided in Section 8.4(a), the Indemnifying Party will not be liable for any legal expenses subsequently incurred by the Indemnitee in connection with the defense thereof; provided, however, that (A) if the Indemnifying Party shall fail to take reasonable steps necessary to defend diligently such Third Party Claim within twenty (20) calendar days after receiving notice from the Indemnitee that the Indemnitee believes the Indemnifying Party has failed to take such steps, the Indemnitee may assume its own defense and the Indemnifying Party shall be liable for all reasonable expenses thereof and (B) any financial or other obligation of the Indemnitee is agreed to by the Indemnifying Party in the course of defending such Third Party Claim, the Indemnitee must consent to the incurrence of such obligation.
        (ii) Without the prior written consent of the Indemnitee, the Indemnifying Party shall not enter into any settlement of any Third Party Claim which would lead to liability, constitute an admission of a criminal act or create any financial or other obligation on the part of the Indemnitee. If a firm offer is made to settle a Third Party Claim without leading to liability, the admission of criminal fault or liability or the creation of a financial or other obligation on the part of the Indemnitee. and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to the Indemnitee to that effect. If the Indemnitee fails to consent to such firm offer within ten (10) calendar days after its receipt of such notice, the Indemnifying Party shall be relieved of its obligations to defend such Third Party Claim and the Indemnitee may contest or defend such Third Party Claim at its own expense. In such event, the maximum liability of the Indemnifying Party as to such Third Party Claim will be the amount of such settlement offer plus reasonable costs and expenses paid or incurred by Indemnitee up to the date of said notice.
          (c) Any claim by an Indemnitee on account of an Indemnifiable Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by giving the Indemnifying Party reasonably prompt written notice thereof, stating the nature of such claim in reasonable detail and indicating the estimated amount, if practicable, but in any event such notice shall not be given later than ten (10) calendar days after the Indemnitee becomes aware of such Direct Claim, and the Indemnifying Party shall have a period of thirty (30) calendar days within which to respond to such Direct Claim. If the Indemnifying Party does not respond within such thirty (30) calendar day period, the Indemnifying Party shall be deemed to have accepted such claim. If the Indemnifying Party rejects such claim, the Indemnitee will be free to seek enforcement of its right to indemnification under this Agreement.

          (d) If the amount of any indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by a recovery, settlement or otherwise under or pursuant to any insurance coverage or pursuant to any claim, recovery, settlement or payment by, from or against any other entity, the amount of such reduction (less any out-of-pocket costs incurred in connection therewith and the cost of any adjusted premium charges to the extent directly relating to the claim for such indemnifiable Loss (“Recovery Costs”), together with interest thereon from the date of payment thereof at the publicly announced prime rate then in effect of Citibank, shall promptly be repaid by the Indemnitee to the Indemnifying Party.
          (e) A failure to give timely notice as provided in this Section 8.4 shall not affect the rights or obligations of any Party hereunder except if, and only to the extent that, as a result of such failure, the Party which was entitled to receive such notice was actually prejudiced as a result of such failure.
ARTICLE IX
TERMINATION
     9.1 Special Termination Right. (a) The Parties recognize that Buyer has executed this Agreement prior to completion of its diligence and prior to obtaining the final corporate and regulatory approvals necessary for its consummation of the transactions contemplated by this Agreement. In recognition thereof, at any time prior to the 5:00 p.m. New York Time on later of August 17, 2005 (the “Acceptance Time”), the Buyer shall have the right to terminate this Agreement for any reason at its sole discretion by delivery of written notice to the Seller. Seller and HGC Investment acknowledge and agree that Buyer’s right to terminate this Agreement pursuant to this Section 9.1 is absolute, and Buyer shall not be required to provide any reason for such termination or to act reasonably in determining whether to exercise its right of termination. Buyer’s right to terminate this Agreement pursuant to this Section 9.1 shall end at the Acceptance Time.
          (b) In the event that Domenici Barton Energy Policy Act of 2005 providing for repeal of PUHCA shall not have been signed into law prior to August 17, 2005 (New York Time), the Seller shall have the right to terminate this Agreement at any time on August 17, 2005 prior to the Acceptance Time.
If this Agreement is terminated for any reason pursuant to this Section 9.1, no Party shall have any liability or obligation of any kind or nature hereunder, other than as provided in Sections 6.3(c) and 6.4.
     9.2 General Termination Rights.
          (a) This Agreement may be terminated at any time prior to the Closing Date by mutual written consent of Seller and Buyer.
          (b) This Agreement may be terminated by Seller or Buyer if (i) any federal or state court of competent jurisdiction shall have issued an order, judgment or decree permanently restraining, enjoining or otherwise prohibiting the Closing, and such order, judgment or decree shall have become final and nonappealable, (ii) any statute, rule, nonappealable order or regulation shall have been enacted or issued by any Governmental Authority which prohibits the consummation of the Closing or (iii) the Closing shall have not occurred on or before October 31, 2006 (the “Termination Date”); provided that the right to terminate this Agreement under this Section 9.2(b)(iii), and any other Section, shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the event giving rise to the applicable termination right.
          (c) Except as otherwise provided in this Agreement, this Agreement may be terminated by Buyer if any of the Buyer Required Regulatory Approvals, the receipt of which is a condition to the obligation of Buyer to consummate the Closing as set forth in Section 7.1(c), shall have been denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied) or, if such Required Regulatory Approval is obtained, contains terms or conditions that would have a Regulatory Material Adverse Effect for Buyer or a Company Material Adverse Effect (after Buyer’s petition for rehearing objecting to such terms and conditions has been denied), in either case that is not cured or otherwise addressed in a manner reasonably acceptable to Buyer by the Closing Date.
          (d) Except as otherwise provided in this Agreement, this Agreement may be terminated by Seller if any of the Seller Required Regulatory Approvals, the receipt of which is a condition to the obligation of Seller to consummate the Closing as set forth in Section 7.2(c), shall have been denied (and a petition for rehearing or refiling of an application initially denied without prejudice shall also have been denied) or, if such Required Regulatory Approval is obtained, contains terms or conditions that would have a Regulatory Material Adverse Effect for Seller (after Seller’s petition for rehearing objecting to such terms and conditions has been denied), in either case that is not cured or otherwise addressed in a manner reasonably acceptable to Seller by the Closing Date.
          (e) This Agreement may be terminated by Buyer if there has been (i) a violation or breach by Seller of any covenant prior to the Closing Date or (ii) the failure or inaccuracy of any representation or warranty contained in this Agreement prior to the earlier of the Closing Date or the Regulatory Approval Closing Date, provided that such violation or breach would have a Company Material Adverse Effect or a Buyer Material Adverse Effect (assuming the consummation of the transaction contemplated hereby) that is not cured or otherwise addressed by Seller in a manner reasonably acceptable to Buyer by the Closing Date and such violation or breach has not been waived by Buyer. For purposes of this Section 9.2(e), the determination of whether a Company Material Adverse Effect or a Buyer Material Adverse Effect has resulted with respect to any representation or warranty shall be examined without giving effect to the qualifying language contained in the introductory sentences of Article IV or Article X.
          (f) This Agreement may be terminated by Seller, if there has been a violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement provided that such violation or breach would have a Seller Material Adverse Effect (it being agreed by Buyer that Buyer’s failure to pay the Purchase Price on the Closing Date shall be deemed to have a Seller Material Adverse Effect) and such violation or breach is not cured or otherwise addressed by Buyer in a manner reasonably acceptable to Seller by the Closing Date, and such violation or breach has not been waived by Seller.
          (g) Prior to October 5, 2005, this Agreement may be terminated by the Buyer if it discovers (and provides evidence of) Environmental Claims with respect to the Assets or the Real Property that would have a Company Material Adverse Effect or a Buyer Material Adverse Effect (assuming the consummation of the transaction contemplated hereby).
For the avoidance of doubt, on and after the Regulatory Approval Closing Date, Buyer may only terminate this Agreement pursuant to Sections 9.2(a) and 9.2(b) and clause (i) of Section 9.2(e).
     9.3 Liquidated Damages.
          (a) If Buyer terminates this Agreement pursuant to Section 9.2(e), Seller (or if the Sale Option is exercised, HGC Investment) shall pay to Buyer an amount equal to (i) five percent (5%) of the Base Purchase Price if the Agreement is terminated prior to the Regulatory Approval Closing Date and (ii) ten percent (10%) of the Base Purchase Price if the Agreement is terminated on or after the Regulatory Approval Closing Date.
     (b) (i) If Seller terminates this Agreement pursuant to Section 9.2(f), Buyer shall pay to the Seller (or if the Sale Option is exercised, HGC Investment) an amount equal to (i) five percent (5%) of the Base Purchase Price if the Agreement is terminated prior to the Regulatory Approval Closing Date and (ii) ten percent (10%) of the Base Purchase Price if the Agreement is terminated on or after the Regulatory Approval Closing Date. Seller shall be permitted to set off against any Letter of Credit or the Earnest Money Deposit for amounts owed Seller pursuant to this Section 9.2(b).
        (ii) If (x) Seller terminates this Agreement pursuant to Section 9.1(d) because the requisite Required Regulatory Approval from the HPUC has not been obtained due in whole or substantial part to the HPUC’s findings about Buyer’s financial, legal or operational qualifications or capabilities or (y) Buyer terminates this Agreement pursuant to Section 9.1(c) because the requisite Required Regulatory Approval from the HPUC has not been obtained due in whole or substantial part to the HPUC’s findings about Buyer’s financial, legal or operational qualifications or capabilities, Buyer shall pay to the Seller (or if the Sale Option is exercised, HGC Investment) an amount equal to five percent (5%) of the Base Purchase Price. Seller shall be permitted to set off against any Letter of Credit or the Earnest Money Deposit for amounts owed Seller pursuant to this Section 9.2(b).
          (c) In view of the difficulty of determining the amount of damages which may result from a termination pursuant to Sections 9.2(e) or 9.2(f) and the failure to consummate the transactions contemplated by this Agreement, Buyer and Seller have mutually agreed that each of the payments set forth in Sections 9.3(a) and 9.3(b) shall be made to the appropriate Party as liquidated damages, and not as a penalty, and this Agreement shall thereafter become null and void except for those provisions which by their terms survive termination of this Agreement. In the event of any such termination, the Parties have agreed that each of the payments set forth in Sections 9.3(a) and 9.3(b) shall be the sole and exclusive remedy of the

Party entitled to receive any such payment. ACCORDINGLY, THE PARTIES HEREBY ACKNOWLEDGE THAT (1) THE EXTENT OF DAMAGES TO A PARTY CAUSED BY THE FAILURE OF THIS TRANSACTION TO BE CONSUMMATED WOULD BE IMPOSSIBLE OR EXTREMELY DIFFICULT TO ASCERTAIN, (2) THE AMOUNT OF THE LIQUIDATED DAMAGES PROVIDED FOR IN EACH OF SECTIONS 9.3(a) AND 9.3(b) ARE FAIR AND REASONABLE ESTIMATES OF SUCH DAMAGES UNDER THE CIRCUMSTANCES AND (3) RECEIPT OF SUCH LIQUIDATED DAMAGES BY THE APPROPRIATE PARTY DOES NOT CONSTITUTE A PENALTY. THE PARTIES HEREBY FOREVER WAIVE AND AGREE TO FOREGO TO THE FULLEST EXTENT UNDER APPLICABLE LAW ANY AND ALL RIGHTS THEY HAVE OR IN THE FUTURE MAY HAVE TO BRING ANY ACTION OR ARBITRAL PROCEEDING DISPUTING OR OTHERWISE OBJECTING TO ANY OR ALL OF THE FOREGOING PROVISIONS OF THIS SECTION 9.3.
          (d) All payments under this Section 9.3 shall be from payor to payee by wire transfer of immediately available funds to a bank account in the United States of America designated in writing by payee not later than three (3) Business Days following payor’s receipt of such account designation from payee.
     9.4 Procedure and Effect of Termination. In the event of termination of this Agreement by either or both Seller and Buyer pursuant to this Article IX, written notice thereof shall forthwith be given by the terminating Party to the other Party, whereupon the liabilities of the Parties hereunder will terminate, except as otherwise expressly provided in this Agreement, and thereafter none of the Parties shall have any recourse against any other Party by reason of this Agreement, except as otherwise provided in this Agreement. If prior to Closing either Party resorts to legal proceedings to enforce this Agreement or for damages as a result of the breach of this Agreement as provided in this Agreement, the prevailing Party in such proceedings shall be entitled to recover all costs incurred by such Party, including reasonable attorney’s fees, in addition to any other relief to which such Party may be entitled; provided, however, and notwithstanding anything to the contrary in this Agreement, in no event shall either Party be entitled to receive any punitive, indirect or consequential damages.
ARTICLE X
REPRESENTATIONS AND WARRANTIES OF SELLER AND HGC INVESTMENT
UPON EXERCISE OF SALE OPTION
     This Article X is applicable only if the Sale Option is exercised. (If the Sale Option is not exercised, Article IV of this Agreement is applicable in lieu of this Article X.) If the Sale Option is exercised, except for any matters which, when aggregated with any other breaches of the representations and warranties contained in Article IV, would not have a Company Material Adverse Effect, Seller and HGC Investment jointly and severally represent and warrant from and after the Acceptance Time through the earlier of the Regulatory Approval Closing Date or the Closing Date (unless otherwise specified) as follows; provided, however, that, prior to the Acceptance Time, the Seller may deliver additional disclosure schedules not specified in the Article IV to qualify any representation or warranty contained herein:

     10.1 Formation; Qualification.
          (a) Each of HGC Investment, HGC Holdings and the Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of Hawaii and has all requisite entity power and authority to own, lease and operate its material assets and properties and to carry on its business as is now being conducted. Each of HGC Investment, HGC Holdings and the Company is duly qualified to do business as a foreign limited liability company and is in good standing under the laws of each jurisdiction in which its business, as now being conducted, shall require it to be so qualified.
          (b) The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of Singapore and has all requisite corporate power and authority to own, lease and operate its material assets and properties and to carry on its business as is now being conducted.
     10.2 Authority; Title to HGC Investment Membership Interest.
          (a) Each of the Seller and HGC Investment has full corporate or limited liability company (as the case may be) power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by the Seller and HGC Investment of this Agreement and the consummation by the Seller and HGC Investment of the transactions contemplated hereby have been duly and validly authorized by all necessary entity action required on the part of the Seller and HGC Investment and this Agreement has been duly and validly executed and delivered by the Seller and HGC Investment. This Agreement constitutes the legal, valid and binding agreement of the Seller and HGC Investment, as the case may be, enforceable against the Seller and HGC Investment in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and general principles of equity (regardless of whether enforcement is considered in a proceeding at law or in equity).
          (b) HGC Investment has good and valid title to a 99.9% non-managing membership interest in HGC Holdings and will, as of the Closing Date, have good and valid title to the HGC Membership Interest free and clear of all Encumbrances except for restrictions arising out of or contained in (i) the Constituting Documents of HGC Holdings, (ii) state or federal securities laws or (iii) regulatory or state law restrictions. HGC Holdings has good and valid title to 100% of the outstanding membership interests of the Company free and clear of all Encumbrances except for restrictions arising out of or contained (i) in the Constituting Documents of the Company, (ii) state and federal securities laws or (iii) regulatory or state law restrictions.
     10.3 Consents and Approvals; No Violation.
          (a) The execution, delivery and performance of this Agreement by the Seller and HGC Investment will not (i) conflict with or result in any breach of any provision of the Constituting Documents of the Seller, HGC Investment, HGC Holdings or the Company, (ii) result in a default (or give rise to any right of termination, cancellation or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, material agreement or other instrument or obligation to which the Seller, HGC Investment, HGC Holdings or the Company is a party or by which it, or any of its assets may be bound, except for such defaults (or rights of termination, cancellation or acceleration) as to which requisite waivers or consents have been obtained or HGC Investment has agreed in this Agreement to obtain prior to the Closing or (iii) subject to obtaining the Seller Required Regulatory Approvals, constitute violations of any law, regulation, order, judgment or decree applicable to the Seller or HGC Investment.
          (b) Except as set forth in Schedule 4.3(b), no consent or approval of, filing with, or notice to, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Seller or HGC Investment or the consummation by the Seller or HGC Investment of the transactions contemplated hereby.
     10.4 Insurance. Schedule 4.4 lists, as of the date of this Agreement, all material policies of fire, liability, workers’ compensation and other forms of insurance (if any) owned or held by, or on behalf of, HGC Holdings and the Company. Except as set forth in such Schedule, all such policies are in full force and effect, all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retroactive premiums which may be payable with respect to auto, general liability and workers’ compensation insurance policies), and no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation. Except as described in Schedule 4.4, neither HGC Holdings nor the Company has been refused any insurance nor has its coverage been limited other than due to insurance limitations generally applicable to property or businesses located in Hawaii by any insurance carrier to which it (or its predecessor as owner of the Business) has applied or with which it (or its predecessor as owner of the Business) has carried insurance during the twelve (12) months immediately prior to the date of this Agreement.
     10.5 Real Property Leases. Schedule 4.5 lists, as of the date of this Agreement, all material real property leases under which HGC Holdings or the Company is a lessee or lessor, including all leases of office space used by HGC Holdings or the Company in the conduct of the Business (the “Real Property Leases”). Seller has delivered to Buyer true, correct and complete copies of each of the Real Property Leases.
     10.6 Environmental Matters. By the date four (4) days after the date of this Agreement, Seller will have delivered to Buyer all environmental reports and all environmental site assessments relating to the Business or the assets of HGC Holdings or the Company that are in the possession or are under the control of the Seller, HGC Investment, HGC Holdings or the Company, which reports are identified on Schedule 4.6 (“Environmental Reports”). Except as disclosed in Schedule 4.6 or in the Environmental Reports:
          (a) HGC Holdings and the Company hold, and are in substantial compliance with, all Environmental Permits that are required for HGC Holdings or the Company to conduct the Business, and HGC Holdings and the Company are otherwise in compliance with all applicable Environmental Laws with respect to the Business.

          (b) Neither HGC Holdings nor the Company has received (i) any written request for information, or been notified that it is a potentially responsible party, under CERCLA or any similar state law with respect to any of the Real Property or (ii) any written notification from a Governmental Authority with respect to pending or ongoing investigations or enforcement actions related to alleged or potential violations of any applicable Environmental Law with respect to any of the Real Property;
          (c) Neither HGC Holdings nor the Company has entered into or agreed to any consent decree or order and is not subject to any outstanding judgment, decree or judicial order relating to compliance with any Environmental Law or to Remediation of Regulated Substances under any Environmental Law; and
          (d) Prior to the date the Seller and its affiliates purchased the Business (the “Seller Ownership Date”), except as disclosed in Schedule 4.6, to the Knowledge of the Seller and each Seller Subsidiary, (i) no Release of Regulated Substances has occurred at, from, in, on, or under the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), and, (ii) except as legally permitted, no Regulated Substances were present in, on, about or migrating from the Real Property (or any other real property at any time owned, used or controlled by the Company), in each case, that would give rise to an Environmental Claim for which HGC Holdings or the Company could reasonably be expected to have any liability and for which Remediation would reasonably be required, except in any such case to the extent that any such Release or Environmental Claim would not, individually or in the aggregate, result in an Environmental Claim in excess of $50,000. After the Seller Ownership Date, except as disclosed in Schedule 4.6, (i)no Release of Regulated Substances has occurred at, from, in, on, or under the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), and, (ii) except as legally permitted, no Regulated Substances are present in, on, about or migrating from the Real Property (or any other real property at any time owned, used or controlled by HGC Holdings or the Company), in each case, that would give rise to an Environmental Claim for which HGC Holdings or the Company could reasonably be expected to have any liability and for which Remediation would reasonably be required, except in any such case to the extent that any such Release or Environmental Claim would not, individually or in the aggregate, result in an Environmental Claim in excess of $50,000.
     10.7 Labor Matters. Schedule 4.7 sets forth all collective bargaining agreements, and amendments thereto, to which HGC Holdings or the Company is a party. Seller has previously delivered to Buyer true and correct copies of all such collective bargaining agreements and amendments thereto. Except to the extent set forth in Schedule 4.7, (a) HGC Holdings and the Company are in compliance with all applicable laws respecting employment and employment practices, occupational safety and health, plant closing, mass layoffs, terms and conditions of employment and wages and hours, (b) HGC Holdings and the Company have not received any written notice of any unfair labor practice complaint against HGC Holdings or the Company pending before the National Labor Relations Board, (c) no arbitration proceeding arising out of or under any collective bargaining agreement is pending against HGC Holdings or the Company and (d) neither HGC Holdings nor the Company have experienced any work stoppage within the three year period prior to the date of this Agreement and to Seller’s Knowledge none is currently threatened.

     10.8 Benefit Plans; ERISA.
          (a) Schedule 4.8 lists all material Benefit Plans. True and complete copies of all such Benefit Plan documents, amendments and summary plan descriptions will have been made available to Buyer within four (4) days after the date of this Agreement. With respect to the Classified Plan, Seller has provided or will provide to Buyer true and complete copies of the following documents: (i) all documents embodying or governing the Classified Plan and any funding medium for such plan (including, without limitation, trust agreements) as they may have been amended to the date hereof, (ii) the IRS determination letter, (iii) the most recently filed Form 5500, with all applicable schedules and accountants’ opinions attached thereto and (iv) the summary plan description for such plan (or other descriptions of such plan provided to employees) and all modifications thereto.
          (b) Except as set forth on Schedule 4.8, no liability under Title IV or Section 302 of ERISA has been incurred by HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company that has not been satisfied in full, and no condition exists that presents a material risk to HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company of incurring any such liability, other than liability for premiums due to the Pension Benefit Guaranty Corporation (which premiums have been paid when due). Insofar as the representation made in this Section 10.8 applies to Sections 4064, 4069 or 4204 of Title IV of ERISA, it is made with respect to any employee benefit plan, program, agreement or arrangement subject to Title IV of ERISA to which HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company made, or was required to make, contributions during the five (5)-year period ending on the last day of the most recent plan year ended prior to the earlier of the Regulatory Approval Closing Date or the Closing Date.
          (c) The Classified Plan is not a “multiemployer plan” as defined in Section 3(37) of ERISA. Prior to the Closing Date all required contributions to the Classified Plan will be made. The Classified Plan has not incurred an accumulated funding deficiency (whether or not waived) within the meaning of Section 302 of ERISA or Section 412 of the Code. With respect to the Classified Plan there have been no “reportable events,” within the meaning of ERISA Section 4043, or the regulations thereunder, for which the notice requirement is not waived under 29 C.F.R. Part 4043. The Classified Plan is not presently under audit or examination (nor has notice been received of a potential audit or examination) by the Internal Revenue Service, the Department of Labor, or any other governmental agency or entity, and no matters are pending under the IRS Employee Plans Compliance Resolution System, the IRS closing agreement program, or other similar program.
          (d) Except as expressly provided in this Agreement, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee or officer of HGC Holdings or the Company or any ERISA Affiliate of HGC Holdings or the Company to severance pay, unemployment compensation or any other payment or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee or officer.
          (e) There has been no material failure of any of the Benefit Plans that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of

Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code). Neither HGC Holdings nor the Company nor any ERISA Affiliate of HGC Holdings or the Company has contributed to a nonconforming group health plan (as defined in Section 5000(c) of the Code) and no ERISA Affiliate of Seller has incurred a tax under Section 5000(e) of the Code that is or could become a liability of Buyer or HGC Holdings and the Company.
          (f) To the Knowledge of Seller and each Seller Subsidiary, the Classified Plan has been maintained, funded and administered substantially in accordance with the terms of such plan and substantially complies in form and in operation with the applicable requirements of ERISA and the Code. To the Knowledge of Seller and each Seller Subsidiary, the Classified Plan is qualified under Section 401(a) of the Code.
          (g) Prior to the Closing Date, full payment will be made of all amounts that HGC Holdings or the Company is required to have paid as premiums or contributions, for all periods prior to Closing, to the Hawaii Teamsters Health and Welfare Trust.
          (h) There are no pending, or to the Knowledge of Seller or any Seller Subsidiary, threatened claims by or on behalf of any Benefit Plans, by any employee or beneficiary covered under any such Benefit Plans, or otherwise involving any such Benefit Plans (other than routine claims for benefits).
          (i) The 401K Plan of the Company and The Classified Plan are the only Employee Plans of HGC Holdings or the Company which are intended to be qualified under Section 401(a) of the Code.
     10.9 Real Property. Schedule 4.9 contains a description of all parcels of real property owned by HGC Holdings or the Company (together with all fixtures, buildings, facilities, storage tanks, and other improvements thereon, the “Real Property”). True and correct copies of any current surveys, abstracts, title commitments and title opinions in the possession or under the control of Seller, HGC Investment, HGC Holdings or the Company and all policies of title insurance currently in force in the possession of Seller, HGC Investment, HGC Holdings or the Company with respect to the Real Property will have been made available to Buyer within four (4) days after the date of this Agreement.
     10.10 Condemnation. Except as set forth in Schedule 4.10, neither Seller nor any Seller Subsidiary has received any written notices of, and otherwise has no Knowledge of, any pending or threatened proceedings or actions by any Governmental Authority to condemn or take by power of eminent domain all or any part of the assets of HGC Holdings or the Company.
     10.11 Material Agreements.
          (a) Schedule 4.11(a) lists each contract or agreement (other than Real Property Leases, line extension agreements and similar construction arrangements, propane and synthetic natural gas supply contracts with customers of the Business, and Easements held by the Company) which is material to the Business (each, a “Material Contract”), other than those (i) that are listed or described on another Schedule, (ii) that provide for annual payments by HGC

Holdings or the Company after the date hereof of less than $100,000 or (iii) that, when aggregated with all other Material Contracts not listed on Schedule 4.5 or 4.11(a), provide for payments by HGC Holdings and the Company after the date hereof of less than $500,000 in the aggregate. Schedule 4.11(a) also lists each agreement that is material to the Business that may expire or that HGC Holdings or the Company expects to terminate prior to the Closing Date.
          (b) Except as disclosed in Schedule 4.11(b), each Material Contract listed on Schedule 4.5 or 4.11 constitutes a legal, valid and binding obligation of HGC Holdings or the Company and, to the Knowledge of Seller and each Seller Subsidiary, constitutes a valid and binding obligation of the other parties thereto.
          (c) Except as set forth in Schedule 4.11(c), there is not, under the Material Contracts listed on Schedule 4.5 or 4.11(a), any default or event which, with notice or lapse of time or both, would constitute a default on the part of HGC Holdings or the Company or to the Knowledge of Seller or any Seller Subsidiary, any of the other parties thereto.
     10.12 Legal Proceedings. Except as set forth in Schedule 4.12, there is no action or proceeding pending or, to the Knowledge of Seller or any Seller Subsidiary, threatened against HGC Holdings or the Company before any court, arbitrator or Governmental Authority. Except as set forth in Schedule 4.12 neither HGC Holdings nor the Company is subject to any outstanding Order that would, individually or in the aggregate, result in a Company Material Adverse Effect.
     10.13 Permits. Except as set forth in Schedule 4.13, HGC Holdings and the Company have all Permits ((i) other than Environmental Permits, which are addressed in Section 10.6 hereof or (ii) are not material to the operation of the Business and failure to have such permit would not materially restrict the operations of the Business or expose HGC Holdings or the Company to liability) necessary to own their assets and operate the Business. Except as disclosed on Schedule 4.13, neither HGC Holdings nor the Company has received any written notification that it is in violation of any such Permits and HGC Holdings and the Company are in compliance with all such Permits.
     10.14 Taxes.
          (a) HGC Holdings will at all times on or prior to the Closing be treated as a partnership within the meaning of Sections 761 and 7701(a)(2) of the Code for the period during which HGC Holdings has more than one member. HGC Holdings will at all times on or prior to the Closing be disregarded as an entity separate from HGC Investment under Treasury Regulations Section 301.7701-3 for the period during which HGC Investment is its sole member. The Company will be disregarded as an entity separate from HGC Holdings under Treasury Regulations Section 301.7701-3. Neither HGC Holdings nor the Company have made an election pursuant to Section 301.7701-3 of the Treasury Regulations to be taxable as an association or a corporation. HGC Holdings has not been treated as a “publicly traded partnership” taxable as a corporation within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder.

          (b) No audits or other administrative proceedings or court proceedings are presently pending with regard to any material Taxes or material Tax Returns of HGC Holdings and the Company or HGC Investment’s distributive share of income, gain, loss, deduction or credit from HGC Holdings and the Company, and the neither Seller nor any Seller Subsidiary has been informed by written notice of any threatened audits or other administrative proceedings or court proceedings with respect to any such material Taxes or material Tax Returns of HGC Holdings and the Company or HGC Investment’s distributive share of income, gain, loss, deduction or credit from HGC Holdings and the Company.
          (c) There have been no agreements between HGC Investment, HGC Holdings and the Company which provide for allocations of income, losses or distributions of cash, other than as set forth in the Constituting Documents of HGC Holdings and the Company.
          (d) The taxable year of HGC Holdings and the Company for federal and state income and franchise Tax purposes is the twelve month period ending June 30.
          (e) Each of HGC Holdings and the Company has filed when due (taking into account extensions of time) and in the manner required by applicable laws all material Tax Returns that are required to be filed by it, and has timely paid all material Taxes imposed on or incurred by it. None of the foregoing Tax Returns contain any position which is or would be subject to penalties under Section 6662 of the Code (or any corresponding provisions of the state, local or foreign tax laws) in respect of transactions entered by it. At no time prior to the date of this Agreement has HGC Holdings or the Company been treated or reported as a tax shelter within the meaning of Section 6662(d)(2)(C)(iii) of the Code. No claim has ever been made by a Governmental Authority in a jurisdiction where HGC Holdings or the Company has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction, and neither Seller nor any Seller Subsidiary has Knowledge of any threatened audits or other administrative proceedings or court proceedings with respect to any such material Taxes or material Tax Returns of HGC Holdings or the Company or HGC Investment’s distributive share of income, gain, loss, deduction or credit from HGC Holdings or the Company.
          (f) None of HGC Investment, HGC Holdings or the Company (a) has executed or entered into any agreement with, or obtained any consents or clearances from, any authority relating to Taxes, (b) is subject to any ruling guidance relating to Taxes or (c) has requested any ruling guidance relating to Taxes that is currently pending, that, in each case, would be binding on Buyer, HGC Holdings or the Company for any taxable period (or portion thereof) ending after the Closing Date.
          (g) There are no Encumbrances on any of the assets of HGC Holdings or the Company that arose in connection with any failure (or alleged failure) to pay any Taxes by HGC Investment or HGC Holdings or the Company (other than Taxes that are not due as of the date hereof or as of the Closing Date as the case may be).
          (h) HGC Holdings and the Company have withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, or other third party.

          (i) None of HGC Investment, HGC Holdings or the Company is classified as a foreign person within the meaning of Section 1445 of the Code.
          (j) HGC Holdings will have timely elected under Section 754 of the Code with respect to its Tax Year which includes the Closing Date to adjust the basis of its assets pursuant to Section 743 of the Code or HGC Holdings will be disregarded as an entity separate from HGC Investments on the Closing Date.
     10.15 Intellectual Property. The Intellectual Property and the software licenses and related contracts described in Schedule 4.11(a) constitute all of the material Intellectual Property necessary for the operation and the conduct of the Business, each of which HGC Holdings or the Company either has all right, title and interest in or valid and binding rights under contract to use in connection with the operation of the Business. Except as disclosed in Schedule 4.15, (a) neither HGC Holdings nor the Company is, nor has it received, any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any contract to use such Intellectual Property, and (b) to the Knowledge of Seller and each Seller Subsidiary, such Intellectual Property is not being infringed by any other Person. Except as disclosed in Schedule 4.15, neither HGC Holdings nor the Company has received notice that it is infringing any Intellectual Property of any other Person and HGC Holdings and the Company, to the Knowledge of Seller and each Seller Subsidiary, are not infringing any Intellectual Property of any other Person.
     10.16 Capital Expenditures. Seller has delivered to Buyer within four (4) days after the date of this Agreement a schedule of all Capital Expenditures that, as of the date of this Agreement, are planned by HGC Holdings or the Company from the date hereof through December 31, 2006 (the “Capital Expenditures Schedule”).
     10.17 Compliance With Laws. Except as set forth on Schedule 4.17, HGC Holdings and the Company are in compliance with all applicable laws, rules and regulations that are material to the Company or HGC Holdings.
     10.18 Title. Each of HGC Holdings and the Company have good, valid and indefeasible title to its respective Real Property and the other assets owned or purported to be owned by it, free and clear of all Encumbrances except Permitted Encumbrances.
     10.19 DISCLAIMERS. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO ANY MATTER (INCLUDING AS TO LIABILITIES, OPERATIONS OF HGC HOLDINGS OR THE COMPANY, CONDITION, VALUE OR QUALITY OF THEIR RESPECTIVE ASSETS OR THE PROSPECTS (FINANCIAL AND OTHERWISE), RISKS AND OTHER INCIDENTS OF HGC HOLDINGS OR THE COMPANY) OTHER THAN AS SET FORTH IN THIS AGREEMENT.

     10.20 Financial Statements.
          (a) Schedule 4.20 sets forth the audited balance sheet of HGC Holdings and the Company (the “Balance Sheet”) as of and the audited statement of income of the Business for the twelve-month period ended June 30, 2005 (collectively, the “Financial Statements”). Except as set forth in Schedule 4.20, the Financial Statements have been prepared in accordance, in all material respects, with GAAP applied on a basis consistent with prior periods. Except as set forth in Schedule 4.20, the Balance Sheet presents fairly in all material respects the consolidated financial condition of HGC Holdings and the Company as of its date and the consolidated income statement included in the Financial Statements presents fairly in all material respects the results of operations of the Business for the periods covered thereby. The books and records of HGC Holdings and the Company from which the Financial Statements were derived were complete and accurate in all material respects at the time of such preparation.
          (b) Since June 30, 2005, neither HGC Holdings nor the Company (i) has incurred any liabilities other than in the ordinary course of business consistent with past practice or (ii) has incurred any indebtedness or liabilities of the kind described in Section 6.1(b)(viii).
     10.21 Sufficiency of Assets. Except as set forth on Schedule 4.21, the assets of HGC Holdings and the Company are the only assets necessary for the conduct of the Business as presently conducted.
     10.22 Easements. To Seller’s Knowledge, except as set forth in Schedule 4.22, HGC Holdings and the Company own or possess all Easements necessary to conduct the Business as now being conducted without any known conflict with the right of others.
     10.23 Tangible Personal Property. Except for normal wear and tear, all tangible personal property of HGC Holdings and the Company is in normal operating condition and in a state of reasonable maintenance and repair.
     10.24 Regulatory Matters. The Gas Franchise Act serves as the operating authority for the Company rather than a Certificate of Public Convenience and Necessity otherwise required of public utilities pursuant to Chapter 269, Hawaii Revised Statutes. The Gas Franchise Act does not obligate the Company to serve the entire area of the State of Hawaii. HGC Investment operates the Regulated Business, and the Regulated Business is regulated as a public utility, only in the State of Hawaii. As of the date of this Agreement, the Company has no present intention to make any rate filing or take any other action seeking to change the rates, charges, standards of service or accounting of the Company with respect to the Regulated Business from those in effect on the date of this Agreement, or seeking to effect with the HPUC any agreement, commitment, arrangement or consent with respect thereto.
ARTICLE XI
MISCELLANEOUS
     11.1 Amendment and Modification. This Agreement may be amended, modified or supplemented only by written agreement of the Parties.

     11.2 Waiver of Compliance; Consents. Except as otherwise provided in this Agreement, any failure of any of the Parties to comply with any obligation, covenant, agreement or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver, but any such waiver of such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent failure to comply therewith.
     11.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by facsimile transmission with completed transmission acknowledgment, or mailed by overnight delivery via a nationally recognized courier or registered or certified first class mail (return receipt requested), postage prepaid, to the recipient Party at its address (or at such other address or facsimile number for a Party as shall be specified by like notice; provided; however, that notices of a change of address shrill be effective only upon receipt thereof):
        (a) If to Seller to:
2601 S. Bayshore Dr.
Suite 800
Coconut Grove, FL 33133
Attention: Jeffrey Safchik
Telephone: (305) 858-4225
Facsimile: (305) 858-2334
with a copy to:
Sherry A. Stanley
K-1 USA Ventures, Inc.
2601 S. Bayshore Dr.
Suite 800
Coconut Grove, FL 33133
Telephone: (305) 858-8119
Facsimile: (305) 858-2334

with a copy to:
Martin T. Schrier, Esq.
Akerman Senterfitt
One Southeast Third Avenue
Miami, Florida 33131-1714
Telephone: (305) 982-5605
Facsimile: (305) 374-5095If to Buyer, to:
Macquarie Securities (USA) Inc.
600 Fifth Avenue, 21st Floor
New York, NY 10020
Attention: Andrew Ancone
Telephone: (212) 548-6586
Telecopier: (212) 399-8930
with a copy to:
LeBoeuf, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-5389
Attention: Thomas J. Moore and Bill Lamb
Telephone: (212) 424-8170
Telecopier: (212) 424-8500
     11.4 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but, except to the extent permitted by this Section 11.4, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto, including by operation of law, without the prior written consent of each other Party, nor is this Agreement intended to confer upon any other Person except the Parties hereto any rights, interests, obligations or remedies hereunder; provided, however, in the event of any such assignment by a Party by operation of law without the consent of the other Party, this Agreement and all the provisions hereof shall be binding upon the Person receiving such assignment by operation of law. Notwithstanding the foregoing, (i) Buyer may, on or before the Closing Date, assign all or any part of its rights under this Agreement to a Person, provided that such Person agrees to join in this Agreement as a “Buyer” pursuant to a written agreement in the form attached as Exhibit E hereto; provided, however, that the Buyer shall not be released from any liability hereunder pursuant to such assignment and (ii) the Buyer may make a security assignment to any lender providing financing in respect of Buyer’s acquisition of the HGC Investment Membership Interest or the HGC Membership Interest.
     11.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to conflict of law principles) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and remedies (except to such matters of real estate law that must be governed by the laws of the State of Hawaii). THE PARTIES HERETO AGREE THAT VENUE IN ANY

AND ALL ACTIONS AND PROCEEDINGS RELATED TO THE SUBJECT MATTER OF THIS AGREEMENT SHALL BE IN THE STATE AND FEDERAL COURTS IN AND FOR THE CITY OF WILMINGTON, DELAWARE, WHICH COURTS SHALL HAVE EXCLUSIVE JURISDICTION FOR SUCH PURPOSE, AND THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS AND IRREVOCABLY WAIVE THE DEFENSE OF AN INCONVENIENT FORUM TO THE MAINTENANCE OF ANY SUCH ACTION OR PROCEEDING. SERVICE OF PROCESS MAY BE MADE IN ANY MANNER RECOGNIZED BY SUCH COURTS. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ITS RIGHT TO A JURY TRIAL WITH RESPECT TO ANY ACTION OR CLAIM ARISING OUT OF ANY DISPUTE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     11.6 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
     11.7 Interpretation. The articles, section and schedule headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.
     11.8 Schedules and Exhibits. Except as otherwise provided in this Agreement, all Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement. Any matter or item disclosed on any Schedule shall not be deemed to give rise to circumstances which result in a Company Material Adverse Effect or a Material Adverse Effect solely by reason of it being so disclosed. Any matter or item disclosed pursuant to any Schedule shall be deemed to be disclosed for all purposes under this Agreement reasonably related thereto and any matter disclosed in one Schedule will be deemed disclosed with respect to another Schedule if such disclosure is made in such a way as to make its relevance with respect to such other Schedule readily apparent.
     11.9 Entire Agreement. This Agreement and the Exhibits, Schedules, documents, certificates and instruments referred to herein or therein, embody the entire agreement and understanding of the Parties hereto in respect of the transactions contemplated by this Agreement. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or therein. This Agreement supersedes all prior agreements and understandings between the Parties.
     11.10 U.S. Dollars. Unless otherwise stated, all dollar amounts set forth herein are United States (U.S.) dollars.
     11.11 Construction of Agreement. The terms and provisions of this Agreement represent the results of negotiations between Buyer and Seller, each of which has been represented by counsel of its own choosing, and neither of which has acted under duress or compulsion, whether legal, economic or otherwise. Accordingly, the terms and provisions of this Agreement shall be interpreted and construed in accordance with their usual and customary meanings, and Buyer and Seller hereby waive the application in connection with the interpretation and construction of this Agreement of any rule of law to the effect that ambiguous or conflicting terms or provisions contained in this Agreement shall be interpreted or construed against the Party whose attorney prepared the executed draft or any earlier draft of this Agreement. It is understood and agreed that neither the specification of any dollar amount in the representations and warranties contained in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and none of the Parties shall use the fact of the setting of such amounts or the fact of any inclusion of any such item in the Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter is or is not material for purposes hereof.
     11.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the greatest extent possible.
     11.13 Third Party Beneficiary. No provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of Seller (including any beneficiary or dependant thereof) in respect of continued employment or resumed employment, and no provision of this Agreement shall create any rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any employee benefit plan or arrangement.
     11.14 Disclosure Schedules and Related Disclosure Matters. Seller will deliver the disclosure schedules (the “Schedules”) to this Agreement to Buyer on or prior to August 8, 2005. Hereafter, Seller and Buyer shall promptly inform each other in writing of any facts and circumstances that could reasonably be expected to render any of the representations and warranties made herein by the other materially inaccurate or misleading. Seller shall be entitled to update the Schedules by written notice to Buyer at any time prior to the Acceptance Time. If any Party obtains Knowledge of information that would permit such Party to terminate this Agreement pursuant to Section 9.2(e) (in the case of termination by Buyer) or 9.2(f) (in the case of termination by Seller), but nevertheless proceeds to the Closing, such Party shall be deemed to have waived all indemnity claims pursuant to Article VIII, for all losses that it could have reasonably anticipated arising from such information.
     11.15 Guaranty by Seller. In the event the Sale Option is exercised, Seller hereby agrees to guarantee all of the obligations of HGC Investment hereunder.

     IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

K-1 HGC INVESTMENT, LLC		MACQUARIE INVESTMENT HOLDINGS INC.

By:	/s/ Jeffrey Safchik	By:	/s/ Murray Bleach

Name:	Jeffrey Safchik	Name:	Murray Bleach
Title:	Chief Operating Officer	Title:	President

k1 VENTURES LIMITED

By:	/s/ Jeffrey Safchik

Name:	Jeffrey Safchik
Title:	Chief Operating Officer

LIST OF EXHIBITS AND SCHEDULES

EXHIBITS

Exhibit A	Form of Bill of Sale
Exhibit B	Form of Seller Counsel Opinion
Exhibit C	Form of Buyer Counsel Opinion
Exhibit D	Escrow Agreement
Exhibit E	Joinder Agreement

SCHEDULES

1.1(a)	Employees of Seller, HGC Holdings and the Company on Whose Knowledge Buyer May Rely
1.1(b)	Employees of Buyer on Whose Knowledge Seller May Rely
4.3(b)	Seller Required Regulatory Approvals
4.4	Seller Insurance
4.5	Seller Real Property Leases
4.6	Seller Environmental Matters
4.7	Seller Labor Matters
4.8	Seller Benefit Plans
4.9	Seller Real Property
4.10	Seller Condemnation Matters
4.11(a)	Certain Seller Material Agreements
4.11(b)	Disclosures Concerning Certain Seller Material Agreements
4.11(c)	Defaults Under Certain Material Agreements
4.12	Legal Proceedings Involving Seller
4.13	Seller Permit Violations
4.14	Seller Tax Matters
4.15	Seller Intellectual Property Exceptions
4.20	Seller Financial Statements
5.3(a)	Buyer's Conflicts, Defaults and Violations
5.3(b)	Buyer Required Regulatory Approvals
6.1 (a)	Exceptions to Conduct of Business
6.12	Indebtedness to be Repaid Prior to Closing
6.13	Indebtedness to be Incurred at Closing
6.16	Restricted Macquarie Entities
6.17(a)	K-1 Permitted Activities
6.17(b)	Restricted Employees

FIRST AMENDMENT
TO
PURCHASE AGREEMENT
     This First Amendment is made this 17th day of August, 2005 by and among k1 Ventures Limited, a Singapore company (“Seller”), K-1 HGC Investment, L.L.C., a Hawaii limited liability company (“HGC Investment”), and Macquarie Investment Holdings Inc., a Delaware corporation (“Buyer”).
Recitals
     Seller, HGC Investment and Buyer have entered into a Purchase Agreement dated as of August 2, 2005 (the “Purchase Agreement”).
     Buyer has requested certain modifications to the Purchase Agreement and Seller and HGC Investment have agreed to make such modifications in consideration of Buyer agreeing to not terminate the Purchase Agreement pursuant to Section 9.1 thereof.
     NOW THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
     1. Section 1.1 of the Purchase Agreement is hereby further amended by amending the definition of the term “Base Purchase Price” to read in its entirety as follows:
     “Base Purchase Price” means $238,000,000.”
     2. Section 1.1 of the Purchase Agreement is hereby amended by amending the definition of the term “Regulatory Material Adverse Effect” to read in its entirety as follows:
     “Regulatory Material Adverse Effect” means, with respect to any Party, a Material Adverse Effect resulting from the effect on such Party (assuming that the transaction contemplated hereby has been consummated) of the terms and conditions of a Final Order with respect to any Required Regulatory Approval other than Regulatory Exceptions. With respect to Buyer, a Regulatory Material Adverse Effect shall include (i) the failure of the HPUC to authorize the incurrence by HGC Holdings and the Company of the indebtedness described on Schedule 6.13 on substantially the terms therein described and the distribution of the proceeds thereof in partial payment of the Purchase Price, (ii) any order by the HPUC that requires or sets a schedule for review of the rates of the Company or which restricts the making of distributions by HGC Holdings or the Company, except as otherwise prohibited by any of the Regulatory Exceptions and (iii) any order or request by the HPUC that obligates the Company, HGC Holdings or Buyer to make a refund or other payment (other than filing fees and other costs and expenses of general application) in respect of or as a condition to any Buyer Required Regulatory Approval or Seller Required Regulatory Approval (unless Seller in its sole discretion agrees to pay any such amounts). With respect to Seller, a Regulatory Material Adverse Effect shall include any order or request by the HPUC that requires any cash payment by the Seller or any of its Affiliates (other than filing fees and other costs and expenses of general application) as a condition to any Buyer Required Regulatory Approval or Seller Required Regulatory Approval (unless Buyer in its sole discretion agrees to pay any such amounts).”
     3. Section 1.1 of the Purchase Agreement is hereby further amended by adding the following new definitions thereto:
     “MidPac Participants” has the meaning set forth in Section 6.15(b).
     “Transferee Plan” has the meaning set forth in Section 6.15(b).
     “Transferer Plan” has the meaning set forth in Section 6.15(b).
     4. Section 4.3(b) and 10.3(b) of the Purchase Agreement is hereby amended by adding the following two sentences at the end thereof:
“Notwithstanding anything in this Section to the contrary, the Parties acknowledge and agree that the Seller Required Regulatory Approvals set forth on Schedule 4.3(b) are subject to further review by the Parties. Seller shall have until September 16, 2005 to propose a final list of Seller Required Regulatory Approvals, and if such final list is acceptable to Buyer, such final list shall become Schedule 4.3(b). If such final list is not acceptable to Buyer, any items of disagreement shall be referred to counsel mutually satisfactory to Seller and Buyer, and the opinion of such counsel as to whether any Seller Required Regulatory Approval is required shall be binding on the Parties.”
     5. Section 6.8(c) of the Purchase Agreement is hereby amended by adding the following two sentences at the end thereof:
“Buyer and Seller agree that Ishikawa Morihara Lau & Fong, LLP shall be the joint regulatory counsel for the Parties and such firm shall not represent Seller or any of its Affiliates or Buyer or its Affiliates in an individual capacity during the period of such joint representation; provided, however, that such firm may continue to represent the Company if such representation is not adverse to the interests of either Buyer or Seller and such firm may continue to represent Mid Pac Petroleum, LLC in an existing matter involving an acquisition of a business that is not regulated by the HPUC as a utilty provided that Mr. Kent Morihara shall not be actively involved in such representation. Each of Buyer and Seller shall be responsible for 50% of the fees and expenses of such joint regulatory counsel.”
     6. Section 6.15 of the Purchase Agreement is hereby amended renumbering the existing Section 6.15 as Section 6.15(a) and by adding the following three new subsections thereto:
     ”(b) On or before the Closing Date, Seller shall cause the Company to spinoff the assets and liabilities relating to employees and former employees (and their beneficiaries) of Mid Pac Petroleum, LLC (collectively, the “Mid Pac Participants”) in The Gas Company & Mid Pac Petroleum 401(k) Plan (the “Transferor Plan”) to a defined contribution plan established by Mid Pac Petroleum, L.L.C. for the Mid Pac Participants

(the “Transferee Plan”), and immediately following such spinoff (i) each participant remaining in the Transferor Plan and each participant in the Transferee Plan shall be entitled to a benefit which is equal to the benefit each such participant would have been entitled to immediately prior to such spinoff and (ii) the Transferor Plan shall have no further liability with respect to any Mid Pac Participant.
     (c) Prior to the Closing Date, Seller shall cause the Company to terminate the participation of the Mid Pac Participants in the Transferor Plan, The Gas Company, LLC Health and Welfare Benefit Plan, and any other employee benefit plan or flexible spending account maintained by the Company in which the Mid Pac Participants participate.
     (d) Prior to the Closing Date, Seller shall cause the Company to remove employees of Mid Pac Petroleum, LLC from the Company payroll system.”
     7. Section 11.4 of the Purchase Agreement is hereby amended by adding the following sentence at the end thereof:
“Notwithstanding the foregoing, upon the assignment by Macquarie Investment Holdings Inc. of all of its interest in this Agreement to Macquarie Infrastructure Company Inc. (d/b/a Macquarie Infrastructure Company (US)), and the execution by such assignee of an agreement in the form of Exhibit E whereby such assignee becomes a party to this Agreement, Macquarie Investment Holdings Inc. shall be released from any and all liability hereunder.”
     8. Except as specifically amended hereby, the Purchase Agreement shall remain in full force and effect.
     9. This First Amendment shall be governed by and construed in accordance with the laws of the State of New York (without giving effect to conflict of law principles).
     10. This First Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned have duly executed this First Amendment as of the date first above written.

k1 Ventures Limited

By	/s/ Jeffrey Safchik

Its

K-1 HGC Investment, L.L.C.

By	/s/ Jeffrey Safchik

Its

Macquarie Investment Holdings Inc.

By	Murray Bleach /Andrew Ancone

Its /

Agreement to Furnish Exhibits and Schedules upon Request
The Registrants shall furnish supplementally a copy of omitted exhibits and schedules to the Securities and Exchange Commission on request.

MACQUARIE INFRASTRUCTURE COMPANY TRUST

By:	MACQUARIE INFRASTRUCTURE COMPANY LLC,
as Sponsor

Date August 19, 2005	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	Chief Executive Officer

MACQUARIE INFRASTRUCTURE COMPANY LLC
Date August 19, 2005	By:	/s/ Peter Stokes
		Name:	Peter Stokes
		Title:	Chief Executive Officer